FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 18, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Financial statements

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

June 30, 2015

With Independent Auditor’s Report

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Financial Statements

June 30, 2015

Contents

Independent Auditor's Report on the Financial Statements	1
Message from Management	3
Fiscal Council Opinion	5
Management’s representation on the Independent auditor's report	6
Management’s representation on the Financial Statements	7

Audited Financial Statements

Balance sheets	8
Statements of operations	10
Statements of comprehensive income (loss)	11
Statements of changes in equity	12
Statements of cash flows	13
Statements of value added	14
Notes to the financial statements	15

A free translation from Portuguese into English of Independent Auditor´s Report on financial statements prepared in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS)

Independent Auditor's Report on the Financial Statements

To Management and shareholders’ of

Brasilagro Companhia Brasileira de Propriedades Agrícolas

São Paulo - SP

We have audited the accompanying financial statements, individual and consolidated, of Brasilagro Companhia Brasileira de Propriedades Agrícolas (‘Brasilagro” or “Company”), identified as Company and Consolidated, respectively, which comprise the balance sheets as at June 30, 2015, and the statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), as well as for the internal controls management determined as necessary to enable the preparation of these financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Brasilagro - Companhia Brasileira de Propriedades Agrícolas as at June 30, 2015, and the individual and consolidated results of its operations and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended June 30, 2015, prepared under the responsibility of the Company´s management, which presentation is required by the Brazilian Corporate Law for public companies, and as supplemental information by IFRS, which do not require the presentation of the statement of value added. These statements have been subject to the same audit procedures previously described and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, September 3, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Marcos Alexandre S. Pupo	Bruno M. Galvão
Accountant CRC-1SP221749/O-0	Accountant CRC-1SP267770/O-6

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Message from Management

The 2014/15 harvest year was marked by major achievements. We delivered results in all areas of our business: good yields, the optimization of direct costs, a reduction in administrative costs, commercial efficiency and, clearly, a major property transaction, all of which was translated into net income of R$180.8 million and adjusted EBITDA of R$198.4 million. The magnitude of this result can be measured by the 29% increase in the Company’s equity.

At the beginning of the 2014/15 season, given the exceptionally challenging macroeconomic scenario, marked by the volatility of the dollar and international commodity prices, we took certain measures to improve the result of our agricultural operations. We ceased planting in certain new areas (areas in the first or second year of cultivation) due to their high volatility and lower yields, we dissolved a partnership for the exploration of a 7,699 hectare area in Bahia due to lower-than-expected profitability, and we reduced the pace of the clearing of new areas, We also undertook an organizational restructuring, reducing administrative costs.

We closed the harvest year with 79,000 hectares of planted area, distributed among soybean, corn, sugarcane, pasture, and other grains. Average soybean yields were higher than expected and the average in mature areas was equivalent to those presented by major diversified producers. Yields from corn, whose production is concentrated in Bahia, were jeopardized by low rainfall in the region and were below budget. The farms in the Midwest, in more consolidated regions, delivered more than 830,000 tons of sugarcane with yields above the average of the main producing areas in Brazil. The operations in Paraguay continued to improve and closed the year with above-budget margins and yields. On the cost side, we recorded an excellent performance, both in regard to direct and administrative costs, which we succeeded in reducing despite the upturn in inflation.

On the real estate front, the most important event was the sale of the remaining part of Cremaq Farm for R$270.0 million, with an IRR (Internal Rate of Return) of 20.4%. This was the biggest property sale transaction in the Company’s history, not only because of its magnitude, but mainly because it confirmed our capacity to create and capture value through the development of rural properties. Since we began operations in 2006:

  We have invested more than R$580.0 million in the acquisition and development of properties;
  We have already sold eight properties for a total of R$500.0 million with unleveraged IRRs of between 19% and 27%;
  After the sale, our portfolio comprised a total of 182,971 hectares, 73,000 hectares of which under production and a land bank of 49,000 hectares, giving a total arable area of 122,386 hectares. We also have 60,585 hectares of legal reserves and permanent preservation areas.

Still on the real estate front, we entered into a partnership to operate 4,263 hectares in the state of Mato Grosso.  These areas are close to the Alto Taquari Farm and will also be used for sugarcane. In addition to generating cash quickly, the leasing transaction will also allow us to make use of the operational structure and team already present in the region, as well as ensuring greater property management flexibility

Continuing with our property development activities, we invested R$30.6 million in the clearing of new areas and the building of a silo in Bahia with a grain storage capacity of 10,000 tons and a structure for processing production (cleaning and bagging) with a capacity of 200 tons per hour. The construction of the silo will improve the grain sales strategy in the region and mitigate production distribution logistics risks.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

The good result from our agricultural operations and the sale of Cremaq Farm generated net revenue of R$440.7 million, adjusted EBITDA of R$198.4 million and a cash position of R$348.9 million. The Board of Directors will submit its proposal for the distribution of results to the Annual Shareholders’ Meeting to be held in October 2015. This result will allow the Company to invest in new acquisitions, pay dividends and continue with the Share Buyback Program

Taking a wider point of view, we can observe the constant improvement in the Company’s efficiency, with a solid management model and a qualified team committed to delivering results and seeking opportunities for generating value in order to continue recording consistent growth, adding value to our shareholders.

Adherence to the Market Arbitration Chamber

The Company is subject to arbitration on the Market Arbitration Chamber, as Arbitration Clause in its Bylaws.

Relationship with External Auditors

The independent auditors, Ernst Young & Young Terco Independent Auditors S.S., who reviewed the individual and consolidated financial statements for the year ended June 30, 2014, only provides audit services to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas..

Final Considerations

BrasilAgro administration thanks their shareholders, customers, suppliers and financial institutions for collaboration and trust and, in particular, to its collaborators for their dedication and effort.

We remain at your disposal for any further information.

Julio Cesar deToledo Piza Neto

CEO and Investors Relations Officer

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Fiscal Council Opinion

The members of the Fiscal Council of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, in compliance with the legal and statutory provisions, examined the Company’s Management Report and Financial Statements prepared in accordance with the accounting practices adopted in Brazil and the Consolidated Financial statements prepared in accordance with the international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and the accounting practices adopted in Brazil, all related to the year ended June 30, 2015.

Based on the examinations made, considering further, the opinion of Ernst Young & Terco Auditores Independentes, as well as the information and clarifications provided by Management, the members of the Fiscal Council concluded that said documents, have been properly prepared in all their material respects, appropriate, and should therefore be referred for approval by the Company’s Annual General Meeting.

São Paulo, September 03, 2015.

Fabiano Nunes Ferrari

Ivan Luvisotto Alexandre

Débora de Souza Morsch

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Management’s representation on the Independent auditor's report

In accordance with section V of article 25 of CVM Instruction 480, as of December 7, 2009, we hereby represent that we have reviewed, discussed and agreed with the independent auditor’s report on the Company's Financial Statements for the year ended June 30, 2015, issued on this date.

São Paulo, September 3, 2015.

Julio Toledo Piza

CEO and Investors Relations Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Management’s representation on the Financial Statements

In accordance with section VI of article 25 of CVM Instruction 480, of December 7, 2009, the Management declares that reviewed, discussed and agreed with the Company's Financial Statements for the year ended June 30, 2015.

São Paulo, September 3, 2015.

Julio Toledo Piza

CEO and Investors Relations Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance Sheets

June 30, 2015 and 2014

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Assets	Note	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Current assets
Cash and cash equivalents	5.1	13,392	39,475	75,620	86,745
Marketable securities	5.2	87,197	28,842	273,258	21,532
Trade accounts receivable	7	26,446	26,953	46,028	65,010
Inventories	9	25,745	33,645	32,225	40,210
Biological assets	10	1,540	1,421	1,624	1,421
Taxes recoverable	8	5,027	3,494	5,412	3,749
Operations with derivatives	6	804	1,652	13,498	18,255
Transactions with related parties	32	169,906	19,169	856	723
Other receivables		416	523	316	442
		330,473	155,174	448,837	238,087
Noncurrent assets
Biological assets	10	29,245	31,202	29,245	31,202
Restricted marketable securities	11	-	2,037	1,468	13,782
Recoverable taxes	8	20,712	25,904	24,602	29,849
Deferred taxes	20	24,008	27,491	43,137	43,554
Operations with derivatives	6	408	-	408	63
Trade accounts receivable	7	394	566	22,802	37,453
Investment properties	12	77,656	85,981	288,347	334,803
Transactions with related parties	32	39,060	26,068	39,060	26,068
Judicial deposits	30	5,811	4,644	5,811	4,644
Investments	13	354,576	371,114	99,729	50,369
Property, plant and Equipment	15	9,933	12,754	10,602	13,542
Intangible assets	14	3,792	4,966	3,792	4,966

		565,595	592,727	569,003	590,295

Total assets		896,068	747,901	1,017,840	828,382

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

June 30, 2015 and 2014

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Liabilities and equity	Note	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Current liabilities
Trade accounts payable	17	4,245	6,107	5,545	8,158
Loans and financing	18	31,258	42,676	50,900	62,253
Labor obligations		11,016	8,468	11,215	8,730
Taxes payable	19	1,526	272	23,377	6,501
Dividend payable	32.b	40,358	25	40,358	25
Operations with derivatives	6	3,537	204	5,655	204
Payables for purchase of farms	16	19,817	18,760	48,840	44,820
Transactions with related parties	32	6,081	46,933	480	33,237
Onerous contracts		-	579	-	579
Advances from customers		6,296	14,343	8,147	15,038
Other liabilities	1.1	-	-	4,504	-
		124,134	138,367	199,021	179,545
Noncurrent liabilities
Loans and financing	18	15,642	22,148	59,179	57,909
Taxes payable	19	-	-	1,508	2,482
Operations with derivatives	6	636	-	1,670	-
Provision for legal claims	30	3,550	3,480	3,684	3,573
Other liabilities		-	-	672	967
		19,828	25,628	66,713	64,931
Total liabilities		143,962	163,995	265,734	244,476
Equity
Share capital	21	584,224	584,224	584,224	584,224
Capital reserve	21	2,349	4,201	2,349	4,201
Treasury shares	21	(224)	(1,934)	(224)	(1,934)
Income reserve	21	89,156	-	89,156	-
Additional dividends proposed	21	40,333	-	40,333	-
Equity adjustment	21	36,268	8,403	36,268	8,403
Accumulated losses	21	-	(10,988)	-	(10,988)
Total equity		752,106	583,906	752,106	583,906

Total liabilities and equity		896,068	747,901	1,017,840	828,382

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations Years ended June 30, 2015 and 2014 (In thousands of reais, unless stated otherwise)
		Company		Consolidated
	Note	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net revenue	23	155,401	110,048	174,351	131,314
Gain from sale of farm	7.f	-	-	193,464	21,845
Changes in fair value of biological assets and agricultural products	10	8,392	(1,923)	9,788	1,092
Provision for impairment of agricultural products after harvest	9.1	(2,800)	(1,464)	(3,038)	(2,043)
Cost of sales	24	(152,824)	(115,394)	(170,489)	(138,535)
Gross profit (loss)		8,169	(8,733)	204,076	13,673

Selling expenses	24	(5,011)	(5,529)	(9,006)	(10,239)
General and administrative expenses	24	(28,317)	(29,286)	(29,360)	(30,378)
Other operating income (expenses), net	26	9,826	1,202	(3,422)	285
Equity pickup	13	183,530	20,073	(4,355)	(704)
Operating profit (loss) before financial results and taxes		168,197	(22,273)	157,933	(27,363)

Net financial income (expenses)
Financial income	27	74,984	24,855	122,552	40,051
Financial expenses	27	(58,312)	(29,633)	(89,914)	(41,611)
Profit (loss) before income and social contribution taxes		184,869	(27,051)	190,571	(28,923)

Income and social contribution taxes	28	(4,059)	13,689	(9,761)	15,561
Net income (loss) for the year		180,810	(13,362)	180,810	(13,362)

Basic earnings (loss) per share – reais	29			3.10	(0.23)
Diluted earnings (loss) per share – reais	29			3.10	(0.23)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income (loss)

Years ended June 30,2015 and 2014

 (In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Note	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Net income (loss) for the year		180,810	(13,362)	180,810	(13,362)

Comprehensive income to be reclassified to income for the year in subsequent periods:
Effect on the conversion of the investment in joint venture	13.a	27,865	(3,335)	27,865	(3,335)

Total comprehensive income (loss)		208,675	(16,697)	208,675	(16,697)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

June 30, 2015 and 2014

(In thousands of reais, unless stated otherwise)

			Attributable to controlling shareholders
			Capital reserve		Income reserve
	Note	Capital	Granted options	Treasury shares	Legal reserve	Reserve for investment and expansion	Dividends proposed	Equity adjustment	Accumulated profit (losses)	Total equity
At June 30, 2013		584,224	3,385	-	413	1,961	3,922	(6,920)	-	586,985

Loss for the year		-	-	-	-	-	-	-	(13,362)	(13,362)
Absorption of loss		-	-	-	(413)	(1,961)	-	-	2,374	-
Share-based compensation	25	-	816	-	-	-	-	-	-	816
Treasury stock acquired	21.g	-	-	(1,934)	-	-	-	-	-	(1,934)
Dividends distributed		-	-	-	-	-	(3,922)	-	-	(3,922)
Effect on the conversion of the investment in joint venture	13.a	-	-	-	-	-	-	(3,335)	-	(3,335)
Gain from acquisition with advantageous purchase - Cresca		-	-	-	-	-	-	18,658	-	18,658

At June 30, 2014		584,224	4,201	(1,934)	-	-	-	8,403	(10,988)	583,906

Net income for the year		-	-	-	-	-	-	-	180,810	180,810
Share-based payment	25	-	82	-	-	-	-	-	-	82
Treasury stock acquired	21.g	-	-	(224)	-	-	-	-	-	(224)
Cancellation of treasury stock	21.g	-	(1,934)	1,934	-	-	-	-	-	-
Constitution of legal reserve	21.e	-	-	-	8,491	-	-	-	(8,491)	-
Minimum mandatory dividends	21.e	-	-	-	-	-	-	-	(40,333)	(40,333)
Additional dividends proposed	21.e	-	-	-	-	-	40,333	-	(40,333)	-
Constitution of reserve for reinvestment and expansion	21.e	-	-	-	-	80,665	-	-	(80,665)	-
Effect on the conversion of the investment in joint venture	13.a e 21.f	-	-	-	-	-	-	27,865	-	27,865

At June 30, 2015		584,224	2,349	(224)	8,491	80,665	40,333	36,268	-	752,106

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flow

Years ended June 30,2015 and 2014

 (In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period		180,810	(13,362)	180,810	(13,362)
Adjustment to reconcile net income (loss)
Depreciation and amortization	24	17,750	16,704	22,222	21,431
Gain from sale of farm	22	-	-	(193,464)	(21,845)
Grant of stock options	25	82	816	82	816
Net book value of property, plant and equipment disposed of	14 and 15	2,325	828	2,409	830
Write –off of capitalized cost in investment properties	12 and 1.1	(1,405)	2,098	(1,405)	2,098
Equity pick-up	13.a	(183,530)	(20,073)	4,355	704
Unrealized gain (loss) on derivatives, net	27	5,335	(1,116)	5,335	(1,116)
Short-term investments, foreign exchange and monetary variation and other financial charges, net	27	(12,001)	3,430	(3,615)	180
Adjustment to present value of receivables from sale of farms and machinery, net	27	(1,068)	189	(18,296)	(4,965)
Deferred income and social contribution taxes	28	3,483	(13,689)	417	(18,338)
Fair value of biological assets and agricultural products after depletion	10	(8,392)	1,923	(9,788)	(1,092)
Provision for impairment of agricultural products, net	9.1	2,800	1,464	3,038	2,043
Allowance for doubtful accounts	24	54	527	(2,731)	525
Onerous contracts	24	(579)	579	(579)	579
Provision for legal claims	26	70	(1,235)	111	(1,229)
Loss from Investments	13.a	53	-	53	-
		5,787	(20,917)	(11,046)	(32,741)
Changes in working capital
Trade accounts receivable		688	58,393	12,296	65,235
Inventories		5,100	(13,600)	6,756	(14,072)
Biological assets		5,719	(1,678)	5,627	1,337
Taxes recoverable		4,587	1,724	4,570	882
Operations with derivatives		(1,235)	698	5,893	(1,971)
Other receivables		(616)	(2,847)	(482)	(2,866)
Trade accounts payable		(3,516)	(676)	(4,516)	(237)
Related parties		(45,115)	(8,505)	(36,767)	(5,557)
Taxes payable		(793)	-	(11,317)	-
Income and social contribution taxes paid		2,047	(394)	18,512	(366)
Labor charges		2,548	(12)	2,485	(22)
Advances from customers		(8,047)	12,596	(2,891)	12,914
Other liabilities		-	-	(295)	344
Net cash generated by (used in) operating activities		(32,846)	24,782	(11,175)	22,880
CASH FLOWS FROM INVESTING ACTIVITIES

Acquisitions of property, plant and equipment and intangible assets	14 and 15	(1,672)	(2,162)	(1,800)	(2,413)
Acquisitions of investment properties	12	(28,167)	(12,803)	(30,629)	(20,859)
Redemption of (investment in) marketable securities, net		(46,047)	(1,434)	(27,482)	1,222
Dividends received	13.a	104,607	40,722	-	-
Increase in investments and interest held		(25,926)	(18,390)	(25,903)	(14,463)
Acquisition of joint venture Cresca		-	(8,592)	-	(8,592)
Future capital contribution	13.a	(1,152)	-	-	-
Cash received from sale of farms		28,000	-	105,766	35,255
Net cash generated by (used in) investing activities		29,643	(2,659)	19,952	(9,850)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment for purchase of farms		-	-	-	(2,239)
Loans and financing raised	18	67,365	44,929	97,407	56,723
Interest paid on loans and financing	18	(12,218)	(2,224)	(15,682)	(2,224)
Repayment of loans and financing	18	(77,803)	(43,970)	(101,403)	(44,100)
Treasury stock	21.g	(224)	(1,934)	(224)	(1,934)
Dividends paid	21	-	(5,883)	-	(5,883)
Acquisition of rights receivable from loans		-	(2,322)	-	(2,322)
Net cash generated by (used in) financing activities		(22,880)	(11,404)	(19,902)	(1,979)
Increase (decrease) in cash and cash equivalents		(26,083)	10,719	(11,125)	11,051

Cash and cash equivalents at beginning of period	5.1	39,475	28,756	86,745	75,694
Cash and cash equivalents at end of period	5.1	13,392	39,475	75,620	86,745
		(26,083)	10,719	(11,125)	11,051

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Years ended June 30, 2015 and 2014

 (In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenues
Gross operating revenue	23	162,278	115,635	183,765	138,175
Gain on sale of farm	7.f	-	-	193,464	21,845
Change in fair value of biological assets and agricultural products	10	8,392	(1,923)	9,788	1,092
Reversal of provision for impairment of agricultural products after harvest	9.1	(2,800)	(1,464)	(3,038)	(2,043)
Other revenues		9,826	(9)	(3,422)	(930)
Allowance for doubtful accounts	24	54	527	(2,731)	525
		177,750	112,766	377,826	158,664

Inputs acquired from third parties
Cost of sales		(136,319)	(99,808)	(149,512)	(118,222)
Materials, energy, outsourced services and other		(11,362)	(12,501)	(12,855)	(17,586)
		(147,681)	(112,309)	(162,367)	(135,808)

Gross value added		30,069	457	215,459	22,856

Depreciation and amortization	24	(17,750)	(16,704)	(22,222)	(21,431)

Net value added produced (used) by the Company		12,319	(16,247)	193,237	1,425

Value added received in transfer
Equity pickup	13.a	183,530	20,073	(4,355)	(704)
Financial income	27	74,984	24,855	122,552	40,051
		258,514	44,928	118,197	39,347

Total value added to be distributed		270,833	28,681	311,434	40,772

Distribution of value added

Personnel and charges
Direct compensation		15,399	15,316	15,374	15,316
Benefits		1,842	1,893	1,845	1,894
Severance fund (F.G.T.S).		318	291	318	291
Taxes, charges and contributions
Federal		11,694	(7,523)	19,846	(7,263)
State		1,613	1,595	2,462	1,426
Local		132	140	152	161
Financing
Financial expenses	27	58,312	29,633	89,914	41,611
Rentals	24	713	698	713	698
Interest on own capital		-	-	-	-
Minimum mandatory dividends	21.e	40,333	-	40,333	-
Additional dividends proposed	21.e	40,333	-	40,333	-
Retained earnings (loss) and reserves		100,144	(13,362)	100,144	(13,362)
		270,833	28,681	311,434	40,772

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2015

(In thousands of reais, except as stated otherwise)

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas (the "Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás,  Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as a member, in other companies  and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have 9 (nine) farms in 5 (five) Brazilian states and one jointly-controlled farm in Paraguay, with total area of 255,888 hectares, including 14,263 leased hectares and 117,307 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them  once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

 The activities of  wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. The table below presents the farms:

Real Estate	Farms	Location	Total (Hectares)
Jaborandi S.A.	Jatobá	Barreiras/BA	31,606
Araucária Ltda.	Araucária	Alto Taquari/MT	8,124
Mogno Ltda.	Alto Taquari	Mineiros/GO	5,395
Cajueiro Ltda.	Chaparral	Correntina/BA	37,183
Flamboyant Ltda.	Nova Buriti	Januária/MG	24,211
Cajueiro Ltda.	Preferência	Barreiras/BA	17,799
* Cresca S.A.	Cresca S.A.	Boquerón/Paraguay	117,307
**	Partnership II (Avarandado)	Ribeiro Gonçalves/PI	10,000
**	Partnership III (Brenco Cia. Bras. de Energia Renovável)	Alto Araguaia / Alto Taquari / GO	4,263
			255,888

*Joint Venture Cresca S.A.

** Farms leased from third parties

As permitted in their respective bylaws and articles of incorporation, until the real estate assets belonging to these companies are not sold, the assets may be leased to third parties, but only as a strategy for real estate appreciation. The activities of wholly-owned subsidiary Jaborandi Agricola Ltda. comprise the lease of land, the sublease of land to third parties, rendering of advisory services in the agricultural area, agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services. All subsidiaries, as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

The activities of joint venture in company Cresca S.A. (“Cresca”), located in Paraguay, include agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services, the import and export of agricultural products and inputs and those related to cattle raising activity, the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas and financial transactions, purchase and sale of securities, shares and commodities.

To the date the financial statements were approved, the Company holds (i) 14,263 hectares leased from third parties, and (ii) 26,334 hectares of which it is the promising buyer, being 21,148 hectares to Nova Buriti Farm and 5,186 hectares to Alto Taquari Farm, as the purchase and sale indenture has not been granted yet, with only a purchase and sale promise agreement existing and pending compliance with precedents by sellers (Note 16).

On August 23, 2010, Opinion No. LA-01, of August 19, 2010, issued by the Office of the Federal Advocate General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require previous authorization to purchase agricultural properties and are subject to the following restrictions:

(i)  the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

(ii) ) the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii) the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the abovementioned limits must be previously approved by INCRA.

     To the date the financial statements were approved, there is no judgment by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion.

As of June 30, 2015, 78.64% of Company common shares were held by foreigners.

1.1 Sale of Cremaq Farm

On May 19, 2015, the subsidiary Imobiliária Cremaq Ltda. entered into a purchase and sales agreement of Cremaq Farm, located in the Municipality of Baixa Grande do Ribeiro – PI. The transaction consolidates the Company’s business strategy, which aims, in addition to gains with agricultural production, at capital gains from sale of properties. The transaction amounted to R$270,000, of which R$242,000 related to the sale of the land and R$28,000 to the sale of the assets invested in the property. The Company received an upfront payment of R$5,000 for  the sale of these assets.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

Since there were conditions precedent to be fulfilled before the agreement was sealed, the parties agreed not to announce this transaction until these conditions were fulfilled, , which occurred on June 10, 2015, date when the possession t of the land and the assets was transferred to the purchaser, and the upfront payment was supplemented by: (i) receipt of R$62,500, of which R$23,000 for the Company and R$39,500 for its subsidiary, Imobiliária Cremaq, owner of the land and; (ii) deposit in an escrow account (restricted cash) on behalf of Imobiliária Cremaq in the amount of R$202,500 until certain conditions precedent are fulfilled, as follows:

(i) Draft of the indenture of 18 registrations;

(ii) Registration of the indenture of 6,020 hectares;

(iii) Petition protocol for termination of the legal action for maintenance of ownership and obtaining of environmental licenses for an additional unexplored area of 150 hectares.

On June 30, 2015, final  purchase and sale indentures were drafted for the total area sold except for the real estate registration for the sale of 6,020 hectares which is in the process of georeferenced dismembering.

Due to the noncompliance of (iii) condition,  Imobiliária Cremaq did not register revenue from the sale of R$4,000, considering that the condition to obtain a license to deforest an additional area does not represent the obtaining of routine documentation, being therefore a significant condition. After obtaining this license, Imobiliária Cremaq shall pay to the purchaser R$500, restated by CDI, to defray expenses withopening and transformation  of the additional area, with the effective revenue recognition. The amount of R$4,504 is informed under the caption “Other liabilities”.

Below is the breakdown of gains from sales of farm and property, plant and equipment:

	Gain from sale of farm	Gainsfrom sale of property, plant and equipment	Cremaq sale
Sale of farm	238,000	-	238,000
Sale of assets and properties	-	28,000	28,000
Balance related to environmental license (iii)	-	-	4,000
	238,000	28,000	270,000

Cost from sale of farm (Note 12.i)	(35,790)	-
Cost from opening of area	(500)	-
Cost from sale of assets and properties (Notes 12.i and 15.i)	-	(27,843)
Taxes	(8,687)	-
	193,023	157
* Cremaq remaining balance (Note 7.e.ii)	441	-
	193,464	157

* The remaining balance of R$441 from gain from sale of farm in the statement of operations refers to a supplementary sale which occurred on February 20, 2015 in Imobiliária Cremaq.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

2. Basis of preparation and presentation

The significant accounting policies applied when preparing these financial statements are described below. These policies are being consistently applied in all years presented, unless otherwise stated.

2.1.Basis of preparation

                The Company’s Board of Directors is entitled to change the Company’s annual individual and consolidated financial statements after their issuance. On September 3, 2015 the Company’s Executive Board, Board of Directors  and Fiscal Council approved the Company’s individual and consolidated financial statements and authorized their issuance.

                The individual and consolidated financial statements have been prepared based on the historical cost, unless otherwise stated, as described in the summary of significant accounting policies. The historical cost is usually based on the amount of the consideration paid in exchange for assets.

The financial statements have been prepared in the ordinary course of business. Management assesses the Company’s capacity to continue with its activities during the preparation of the financial statements. The Company is honoring its debts at the date of issuance of these financial statements and Management has not identified any significant uncertainty as to the Company’s ability  to continue as a going concern in the next 12 months.

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires Management’s judgmental analysis when applying the Company’s accounting practices. Those areas requiring a higher level of judgment and with more complexity, as well as the areas in which assumptions and estimates are significant for the consolidated financial statements, are disclosed in Note 3.

 The non-financial data included in these financial statements, such as sales volume, planted and leased area, quantity of farms, insurance and environment, has not been examined by the independent auditors.

a)   Consolidated financial statements

The Company’s consolidated financial statements have been prepared based on the International Financial Report Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), implemented in Brazil through the Accounting Pronouncements Committee (“CPC”) and its technical  interpretations (“ICPC”) and its guidelines (“OCPC”), approved by the Brazilian Securities Commission (“CVM”).

b)  Company’s individual financial statements

The Company’s individual financial statements have been prepared in accordance with the accounting practices adopted in Brazil, which comprise the provisions from the corporate legislation, determined in Law No. 6404/76 with amendments from Law No. 11638/07 and Law No. 11941/09, and the accounting pronouncements, interpretations and guidelines issued by CPC, approved by CVM. Until December 31, 2013, these practices differed from IFRS, applicable to separated financial statements, only as regards to the evaluation of investments in subsidiaries, associates and jointly-owned subsidiaries by the equity pickup, whereas for IFRS purposes would be cost or fair value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

With the issue of pronouncement IAS 27 (Separate Financial Statements) revised by IASB in 2014, the separated statements in accordance with IFRS started allowing the use of equity pickup for evaluation of investments in subsidiaries, associates and jointly-owned subsidiaries. In December 2014, CVM issued Resolution No.  733/2014, which approved the Document of Revision of Technical Pronouncements No. 07 related to Pronouncements CPC 18, CPC 35 and CPC 37 issued by the Accounting Pronouncements Committee, with the mentioned revision  of IAS 27, and allowing its adoption as from the years ended December 31, 2014. Accordingly, the Company’s individual financial statements started being in conformity with IFRS as from that year.

c)   Basis of consolidation

The consolidated financial statements comprise the Company’s and its subsidiaries financial statements, as of June 30, 2015 and 2014, as follows:

	Interest in total capital - %
	2015	2014
Aracuária	99.99	99.99
Engenho de Maracaju	99.99	99.99
Cremaq	99.99	99.99
Imobiliária Jaborandi	99.99	99.99
Jaborandi Ltda.	99.99	99.99
Cajueiro	99.99	99.99
Mogno	99.99	99.99
Ceibo	99.99	99.99
Flamboyant	99.99	99.99
FIM Guardian Exclusive Fund	100.00	100.00

The subsidiaries are fully consolidated from the date of acquisition, being consolidated up to the date on which the control no longer exists. The financial statements of the subsidiaries are prepared for the same disclosure period of the parent company, using consistent accounting policies. All intragroup balances, revenues and expenses are fully eliminated in the consolidated financial statements.

     Intercompany balances and transactions have been eliminated in the consolidation process. Gains and losses arising from intercompany transactions are also  eliminated.

2.2. Foreign currency translation

a)    Functional and presentation currency

         Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"), for which the functional and presentation currency is the Brazilian Real. On January 1, 2014, the company Cresca S.A. (joint venture) headquartered in Paraguay revalued the most influencing currency in its transactions and concluded that the U.S. dollar is the one which best reflects the economic environment in which the company operates. As from that date, its functional currency is the U.S. dollar on a prospective basis.

b)    Transactions and balances in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuations, when items are remeasured.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the  statements of operations.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

c) Foreign group companies

     In the preparation of the Company’ financial statements, the financial statements of the joint venture, whose functional currency is the U.S. dollar, are translated into reais as follows: a) Balance Sheet at the foreign exchange rate ruling at  the end of each year and b) Statement of Operations, at the monthly average foreign exchange rate.

    The adjustments at fair value in the book values upon the investment acquisition in Cresca are expressed in Cresca’s functional currency and translated at  foreign exchange rate ruling at the end of each year.

The effects of variations in the foreign exchange rate resulting from these translations are presented under “Equity adjustment” in the statement of changes in equity and in the statement of comprehensive income (loss).

2.3.    Purchase of joint venture interest in transactions between entities under joint control

As detailed in Note 13(b) the Company acquired interest in Cresca S.A., a joint venture of its controlling shareholder. Purchases of joint ventures interest (as well as of subsidiaries and associates) in transactions between entities under joint control may be recorded under the business combination method. The consideration transferred to the acquisition of a joint venture is the fair value of assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of assets and liabilities resulting from a contract of contingent consideration, where applicable.

Costs related to acquisition are recorded in the statement of operations for the year as incurred. The Company’s interest in the  joint venture is measured at the fair value of identifiable assets acquired and liabilities and contingent liabilities on the acquisition date, proportional to the Company’s interest in the joint venture.

     When the total amount of the consideration transferred is lower than the fair value of the net assets of the acquired joint venture, the difference is directly recognized in equity as a contribution in the case of controlling shareholder, as it  is a transaction with shareholders and, therefore, does not meet the definition of gain for recognition in the statement of operations.

The measurement and recording of the joint venture  interest at  its fair value is based on the economic substance of the interest acquisition, in line with the strategy for expansion and development of land in border regions and international expansion.

If the initial accounting of a business combination is incomplete at the end of the year in which such combination occurred, the Company records the provisional amounts of items whose recording is incomplete. These provisional amounts are adjusted during the measurement period or the additional assets and liabilities are recognized to reflect the new information obtained in relation to the existing facts and circumstances on the acquisition date, which, if known, would have affected the amounts recognized on that date.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

2.4.    Intangible assets – Service agreement

The service agreement with Cresca S.A. was acquired from the controlling shareholder, separately from the purchase of interest in the joint venture, and recognized at the acquisition cost. The agreement has finite useful life and is recorded at cost less accumulated amortization. The amortization is calculated during the estimated period in which the agreement shall generate benefits for the Company based on the apportionment of hectares opened by Cresca in each period in relation to total hectares yet to be opened, existing at the date of the agreement acquisition.

2.5 Investments in subsidiaries and in joint venture

The investments in subsidiaries and in joint venture are recorded on the equity method.

Joint venture is an agreement whereby the parties sharing joint control are entitled to the net assets of the joint ventures. Joint control is the contractual sharing of a control, existing only when decisions on the related activities require the unanimous consent of the parties.

2.6. Cash and cash equivalents and marketable securities

            Cash and cash equivalents includes cash, bank deposits maturing within 90 days from the date of contract and short-term highly liquid repurchase agreements for which there are no fines or other restrictions for their immediate redemption from the issuer of the instrument.

Cash equivalents are recorded at cost plus earnings accrued up to the balance sheet dates,  not exceeding market or realization value.

Marketable securities include exclusive investment funds (Fim Guardian) which are fully consolidated and  financial investments provided as guarantee for loans and financing recorded in current and noncurrent assets based on the maturities of referred to loans and financing. In addition, there are restricted reverse repurchase agreements related to the fulfillment of certain contractual provisions precedent, in the ordinary course of business, executed upon the sale of Cremaq Farm.

Marketable securities from Fim Guardian Fund are classified as available for sale and designated at fair value through profit or loss.

       Considering the nature of investments held by the Company, there are no significant differences between their book value and the market value. Book balances are recorded at the original value plus earnings accrued up to the balance sheet date on a pro-rata temporis basis.

Investments in bank deposit certificates and repurchase agreements may mature within more than 90 days from the date of contract, and may have repurchase guarantee contractually provided by the financial institution issuing the security, allowing the redemption of securities at the amount originally invested plus interest with no penalty. They are classified as cash and cash equivalents.

Certain debt agreements require the Company to keep marketable securities as guarantee for the outstanding balances. Such investments are linked while held in guarantee. The Company records the purchases and sales of such investments as investment activities in the statement of cash flows.

The fixed income investments are intended to maintain the  amounts held by the Company and not yet allocated to rural activities, and are governed by a policy approved by the Board of Directors.

  In the statement of cash flows, financing and investing activities include only transaction which actually impact cash and cash  equivalents.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

2.7. Financial assets

2.7.1.  Classification

        In the years presented, the Company holds exclusively financial assets classified as loans and receivables, assets available for sale and assets measured at fair value through profit or loss.

(a)  Financial assets measured at fair value through profit or loss

           Financial assets at fair value through profit or loss comprise financial assets designated by the Company as at fair value through profit or loss at the initial recognition. A financial asset is classified as held for trading i if acquired principally: ( i) for the purpose of selling in the short-term (ii) if a derivative (unless  designated as hedges for accounting purposes) or, (iii) if the measurement at fair value reduces or eliminates some measurement inconsistence in accordance with the Company’s financial management.

The Company designates certain financial assets at the initial recognition by the fair value through profit or loss. This designation cannot be altered later. These assets are limited to restricted use marketable securities, derivatives and receivables from the sale of farms, which consist of debt instruments recognized in the consolidated balance sheet in "Trade accounts receivable".

Changes in fair value related to credits for the sale of farms designated at fair value through profit or loss are recognized in "Gain (loss) on remeasurement of receivables from the sale of  farms in "financial income".

b)    Loans and receivables

The category includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date (these are classified as non-current assets). The Company's loans and receivables comprise trade receivables, other receivables, and marketable securities given as a guarantee of loans and financing. Loans and receivables are recorded at amortized cost, using the effective interest rate method. The amortization using the effective interest rate is included in the caption financial income in the statement of operations.

c)    Financial assets available for sale

Financial assets available for sale are those non-derivative assets which are not classified as (a) loans and receivables, (b) investments held to maturity (c) financial assets at fair value through profit or loss. These financial assets include equity instruments and debt securities. Debt securities in this category are those intended to be held for an indefinite period and which may be sold to meet the liquidity needs or as response to the changes in market conditions.

After initial measurement, financial assets available for sale are measured at fair value, with unrealized gains and losses, directly recognized in the reserve of available for sale in other comprehensive income (loss) up to the investment disposal, except for loss for reduction to the recoverable value, of interest calculated using the effective interest method and gains or losses on foreign exchange variation on monetary assets which are recognized in the statement of operations for the period.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

When the investment is derecognized or when there is an impairment loss, the cumulative gains or losses previously recognized in other comprehensive income (loss) should be recognized in the statement of operations.

2.7.2.  Recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables or available for sale, as the case may be. The Company determines the classification of its financial assets upon their initial recognition, when they become part of the instrument contractual provisions.

Regular purchases and sales of financial assets are recognized on the trade date -  on which the group commits itself to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are initially recognized at fair value, plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets include cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farm, derivative transactions, trade accounts payable, loans and financing and accounts payable for acquisition and related party transactions.

2.7.3   Impairment of financial assets

a)  Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine if there is objective evidence of an impairment loss include:

(i)  significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv) it becomes probable that the borrower will file a petition for bankruptcy or other financial reorganization;

(v)            the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

.    adverse changes in the payment status of borrowers in the portfolio; and

 .     national or local economic conditions that correlate with defaults on the assets in  the portfolio.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

The amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of loss is recognized in the statement of operations. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure any impairment loss is the current effective interest rate determined by the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument's fair value using an observable market price.

If, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of operations.

2.8. Derivative financial instruments

The Company uses derivative financial instruments, as forward currency contracts, forward commodities contracts against the risk of variation in the commodities prices and risk of variation in the foreign exchange rates, respectively.

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument. The Company did not designate any derivative for hedge accounting.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations (Note 27). The fair value of derivative financial instruments is disclosed in Note 6.

2.9. Trade receivables

Trade receivables are amounts due from customers for merchandise and farms sold in the ordinary course of the Company's business. If collection is expected in one year or less, trade receivables are classified as current assets. Otherwise, they are presented as non-current assets.

Trade receivables not related to the sale of farms are initially recognized at fair value, and subsequently, measured at amortized cost under the effective interest rate method less allowance for doubtful accounts, if necessary.

Trade receivables related to the sale of farms for which the amount of cash receivable is contractually determined in reais, equivalent to a quantity of soybean bags, are designated at fair value through profit or loss upon the initial recognition. In these cases, the amount of the receivable is subsequently remeasured at each balance sheet date by applying to the quantity of sacks of soybean the quotation of soybean for future delivery  at the maturity date of each installment (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery on a specific maturity date) and by multiplying the resulting amount in U.S. dollars at the exchange rate of US$ to R$ for future delivery also on the same maturity date (considering that future soybean quotations are denominated in US$) with the then resulting amount in Reais discounted to present value. The gain (loss) on remeasurement of the receivable is recognized in Financial income under "Remeasurement of receivables from sale of farms and machinery” (Note 27).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

2.10. Inventories

The inventories of agricultural products from biological assets are measured at fair value when they are ready to be harvested,  less selling expenses, when they are transferred from the group of biological assets to the group of inventories.

The inventories of seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials were assessed at the average acquisition cost.

According to practices adopted by management, upon the identification of loss of quality of products which affect their sales (either due to storage, load, transportation and other events related to the operation) an assessment and physical segregation of the quantity of these products are carried out. At that moment an internal process of registration, approval, disposal of inventories and destination of this quantity is started through the approval of the responsible officers duly formalized in the Company’s management system.

A provision for adjustment of inventories to net realizable value of  agricultural products is set up  when the fair value recorded in inventories is higher than the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell them. Impairment to net realizable value is recognized in the statement of operations for the year it refers to under “Movement of the provision for impairment of agricultural products after harvest”.

2.11. Biological assets

The Company’s and its subsidiaries' biological assets consist mainly of the cultivation of soybean, corn, sorghum, cotton and sugarcane and are measured at fair value less selling expenses. These crops are cultivated not only to obtain operating result other than from real estate, but also as an appreciation vector of the rural properties real estate value.

The soybean, corn and sorghum are temporary cultures, in which the agricultural product is harvested after a period of time spanning from 110 to 180 days after the planting date, depending on the culture, variety, geographic location and climate conditions.

The sugarcane crops productive cycle is five years on average, whereupon they are classified as a non-current biological asset.

The fair value of biological assets is determined upon their initial recognition and at each subsequent balance sheet  date. Gains and losses arising from the variation of fair value of biological assets is determined by the difference between fair value and costs incurred with plantation and treatment of crops of biological assets until evaluation, recorded in the statement of operations for the year under “Movement of fair value of biological assets”.

In certain circumstances, the estimated fair value less selling expenses approximatecost value of formation until that moment, especially when only a little biological transformation has taken place since the initial moment or when  no material impact is expected of such biological transformation on price. Biological assets continue to be recorded at their fair value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

Methodology used

Sugar cane crops - The calculation methodology used to estimate the value of the biological asset "sugarcane" was the discounted cash flow at a rate compatible with the risk and the time of operations. For such, we projected the future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each area, the prices of total sugar recoverable, estimated productivity and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each planted hectare.Crops of soybean, corn, sorghum and pearl millet  - The calculation methodology used to estimate the value of the biological assets of grains was the discounted cash flow at a rate compatible with the risk and time of operations. For such, we projected the future cash flows taking into consideration the estimated productivity, costs to be incurred based on the company budget or on new internal estimates and market prices. These prices for commodities available in futures markets, were obtained from quotes on the following boards of trade: CBOT ("Chicago Board of Trade"), BM&F (Bolsa de Mercadorias e Futuros), and NYBOT ("New York Board of Trade"). For the agricultural products not quoted in this type of market, we used the prices obtained through direct market surveys or disclosed by specialized companies. Based on market prices, we used the related logistic and  tax discounts in order to arrive at  the prices of each of these products in each production unit of the Company.

  As mentioned above, the fair value of the biological assets disclosed in the balance sheet was determined using valuation techniques - discounted cash flow method. The data of these methods is based on the information observed in the market, whenever possible, and whenever it is not feasible, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, e.g. price, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in  biological assets.

2.12. Investment properties

The Company's business strategy aims mainly at the acquisition, development, exploration and sale of rural properties where agricultural activities can be developed. The Company acquires rural properties believed to have significant potential to generate value by means of maintenance of assets and development of profitable agricultural activities. By acquiring rural properties, the Company seeks to implement higher value added crops and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease contracts with third parties. Based on this strategy, whenever the Company considers that its rural properties  became profitable, it  sells these rural properties to realize capital gains.

The land of rural properties purchased by the Company is stated at acquisition cost, which does not exceed its net realizable value, and is presented in "Non-current assets". The fair value of each property is stated in Note 12.

Buildings, improvements and opening of areas in investment properties are valued at  historical cost, less accumulated depreciation, following the same criteria described for property, plant and equipment in Note 2.13.

2.13. Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditures directly attributable to the acquisition of the items. Historical cost also includes finance costs related to the acquisition of qualifying assets.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

            Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All other repair and maintenance costs are charged to the statement of operations for the year, as incurred.

Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, whose annual depreciation rates are described below:

Annual depreciation rates %
	2015	2014
Buildings and improvements	4-20	4-20
Equipment and facilities	10	10
Vehicles and agricultural machinery	13-20	13-20
Furniture and fixtures	10	10
Opening of areas	10-20	10-20

The assets' residual values and useful lives are revised and adjusted, if appropriate, at the end of each reporting period.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount .

Gains and losses on disposals are determined by comparing the  sale price with the carrying amount and are recognized in "Other operating income" in the statement of operations.

     2.14  Intangible assets

Intangible assets comprise software license and acquired contractual rights amortized over their estimated useful life of 5 years and in accordance with services rendering for opening of area, respectively.

Costs associated with software  maintenance are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets.

  2.15   Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary  course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less, otherwise they are presented as non-current liabilities.

2.16. Loans and financing

Loans and financing are recognized initially at fair value, net of transaction costs incurred and subsequently carried at amortized cost. Any difference between amounts raised (net of transaction costs) and the settlement value is recognized in the statement of operations over the period the loans are outstanding using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the loan   to which it relates.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

Loans are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balancew sheet date.

2.17 Provisions

Provisions are recognized when the Company has a present, legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount may  be reliably estimated.

The contingent liabilities arising from labor, social security, tax, environmental, contractual, operating obligations and administrative and judicial claims are recorded  at their estimated amount when the loss is assessed as probable (Note 3.b).

2.18. Current and deferred income tax and  social contribution

(a)    Current income tax and social contribution

Current tax is the  tax payable or receivable/ to be offset  expected on taxable income or loss for the year. Up to December 31, 2014 the Company adopted the Transitional Tax Regime (RTT). As the RTT ceased to exist, as from the year started January 1, 2015 the IRPJ and CSLL calculation no longer clears the effects arising from the changes introduced by Laws No. 11638/2007 and No. 11941/2009 from the calculation basis of these taxes.

Current and deferred income tax and social contribution are calculated at  the rates of 15%, plus 10% additional on taxable profit exceeding R$ 240 per annum for income tax and 9% on taxable profit  for social contribution on net profit, and considers the losses on income tax and social contribution carryforward limited to 30% of annual taxable profit, except for  the rural activity which is of up to 100% of annual taxable profit. There is no statute of limitations for the balance of losses on income tax and social contribution carryforward.

As permitted by tax legislation, certain subsidiaries opted to compute taxable profit as a percentage of gross sales. For these companies, the income tax and social contribution calculation basis is based on the estimated profit assessed at the rate of 8% and 12% on gross revenue, respectively, on which the nominal rates of the related tax and contribution are applied.

(b)            Deferred income tax and social contribution

Income tax and social contribution is recognized by the estimated future effect of temporary differences and losses on income tax and social contribution carryforward. A deferred income tax liability is recognized and social contribution for all the temporary tax differences, whereas the deferred income tax recoverable is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The deferred tax assets and liabilities are classified as long term. The income tax related to items directly recognized in equity for the current or prior year  are directly recognized in the same account.

Deferred income tax and social contribution are calculated on losses on income tax and social contribution carryforward, and the related temporary differences between the calculation bases of tax on assets and liabilities and the book values of the financial statements. The rates of these taxes, currently defined for the determination of these deferred credits are 25% for income tax and 9% for social contribution (Notes 20 and 28).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

2.19. Benefits to employees

a)    Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense.

The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the balance sheet date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision of original estimates, if any, in the statement of operations, with a corresponding adjustment to equity. The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium, if applicable, when the options are exercised.

b)    Profit sharing

The Company provides employees with a participation in a profit-sharing arrangement, pursuant to which all of the employees have the right to receive annual bonuses based on consolidated financial and operating results and also on personal goals set for each employee. The recognition of this participation is usually carried out at year-end, when the amount can be reliably measured by the Company.

2.20. Share capital

        Common shares are classified as equity.

  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction of the value raised, net of taxes.

2.21. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company's activities, or also  leases. Revenue is presented net of taxes, returns, rebates and discounts, as well as eliminations of sales among the Company subsidiaries.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company's activities, as described below. The Company’s estimates are based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each sale.

a)         Sale of goods

Revenue from grain and sugarcane sales is recognized when the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the given location, according to the agreed sales terms.

 In the case of grains, the Company usually enters into  sale contracts for future delivery determining that the price may be established by the Company, for the total or partial volume sold, up to the delivery, in accordance with formulas established in contract. In certain cases, this formula established in contract determines a price in U.S. dollars. The amount in reais is also determined in contract, based on the exchange rate effective a few days before the date of financial settlement. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains.

Upon the grains delivery, the revenue is recognized based on the price established with each purchaser considering the exchange rate effective on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors, as well as by the exchange rate variation up to the settlement date.

(b)   Sale of farms

Sales of farms are not recognized in the statement of operations until (i) the sale is completed, (ii) the Company determines that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Company has transferred to the buyer the risk of ownership, with no further involvement therewith. The result from sales of farms is presented in the statement of operations as “Gain on sale of farm“ by the difference between the value of consideration for the sale and the book value of the farm sold.

c) Revenue from leasing of land

The revenues from operating lease of land are recognized on a straight line basis over the leasing period. When the lease price is defined in quantities of agricultural products or livestock, the lease amount is recognized considering the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract, as the case may be. The amounts received in advance as leasing, where applicable, are recognized in current liabilities under the caption "Other liabilities".        Leasing revenues in which a significant portion of the risks and benefits of ownership are retained by the lessor are classified as operating leases.

2.22. Financial income and expenses

These comprise  interest and monetary and exchange variations arising from loan and financing contracts, short-term investments, trade accounts receivable, monetary and exchange variation recoverable and payable, gains and losses on measurement at fair value of derivative financial instruments and accounts receivable from sale of farms, as well as discounts obtained from suppliers for the prepayment of trade notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

2.23. Leases

       The Company has only carried out lease of farms which were classified as operating to the extent that a significant portion of the risks and benefits of the ownership is held by the lessor. The lease expenses are initially recorded as part of biological assets and recorded as cost of sales of agricultural products upon the sale. The lease payments whose value is based on future quotation of soybean and therefore do not have a fixed value, but rather depend on the soybean quotation on a future date, are considered contingent payments.

2.24     Distribution of dividends  and interest on equity

Distributions of dividends and interest on equity to the Company's stockholders are recognized as a liability in the Company's financial statements at year end based on the Company's articles of incorporation. Any amount that exceeds the minimum required dividend is only accrued  on the date it is approved by the stockholders at the general meeting, according to the proposal presented by the Board of Directors.

2.25  Adjustment to present value – assets and liabilities

        The elements comprising assets and liabilities, arising from long- or short-term operations of material effect, are adjusted to present value.

Accordingly, certain elements of assets and liabilities are adjusted to present value, based on discount rates, which aim to reflect the best estimates, as regards to the time value of money.

The discount rated used varies in accordance with the features of assets and liabilities in question. That is, it shall depend on the risk, term and specifics of the mentioned item. Its basis and assumption are the average rate of loans and financing raised by the Company, net of inflation effect.

2.26 Basic and diluted earnings (loss) per share

The basic earnings/(loss) per share are calculated by dividing the available net income (loss)  (allocated) to common shareholders by the average weighted number of outstanding common shares during the year.

The diluted earnings per share are similarly computed, except that outstanding shares are added to include the number of additional shares that would be outstanding if the shares with potential dilution attributable to stock options and warrants had been issued during the related years, using the weighted average price of shares.

2.27   Statement of comprehensive income

The Company presented the statement of comprehensive income (loss) and keeps recorded in other comprehensive income (loss) only P&L for the year and the foreign exchange rate effect of its joint venture Cresca.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

2.28.  Statements of cash flows and value added

The statements of cash flows are prepared and presented in accordance with CPC 03 (R2) – Statement of cash flows, issued by the Accounting Pronouncements Committee (CPC). The statements of value added are prepared and presented in accordance with  CPC 09 – Statement of value added, issued by CPC.

The interest paid and the dividends are classified as cash flows from financing and cash flows from investments, respectively, since they are costs for obtaining financial resources and return on the investments.

2.29. New standards, alterations and interpretations of standards

At the date of preparation of the Financial Statements, the following revisions in IFRS had been published, the application of which is not mandatory though:

IFRS 9 Financial Instruments (Financial Instruments), issue of final version:

This standard reflects all the phases of financial instruments Project and replaces IAS 39 – Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements on the classification and measurement, impairment loss and hedge accounting. This standard is applicable as from the year starting January 1, 2018, no early application allowed. The retrospective application is required, however the presentation of comparative information is not mandatory. The early  application of previous versions of IFRS 9 (2009, 2010 and 2013) is allowed if the date of initial application is before February 1, 2015. The adoption of IFRS 9 shall impact the classification and evaluation of the Company’s financial assets, but shall not impact the classification and evaluation of its financial liabilities.

IFRS 10 and IAS 28 Sale or Contribution on Assets between an Investor and its Associate or Joint Venture:

This standard determines the accounting treatment for transactions with assets between an investor and associates or joint ventures. This standard is applicable as from the year starting January 1, 2016. The Company does not expect significant impacts on its financial position.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations

The revisions of this standard require that a joint investor recording the acquisition of  interest holding in a joint operation in which the joint operation activity constitutes a business, applies the principles of IFRS 3 to record business combination.

The revisions also clarify that a previous corporate interest held in joint operation is not remeasured on the acquisition of additional interest in the same joint operation while the joint control is held. In addition, an exclusion from scope was added to IFRS 11 to specify that the revisions are not applicable when the parties sharing joint control, including the reporting entity, are under common control of the main controlling party. The revisions are applicable both to the acquisition of the final interest in a joint operation and to the acquisition of any additional interest in the same joint operation and are prospectively effective for years starting January 1, 2016. The Company does not expect significant impacts on its financial position.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a five-step new model to be applied to revenues arising from contracts with customers. According to IFRS 15, revenues are recognized at an amount reflecting the consideration to which an entity expects to be entitled in exchange for the transfer of goods or services to a customer. The principles in IFRS 15 contemplate a more structured approach to measure and recognize revenue.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

The standard of the new revenue is applicable to all entities and shall replace all current requirements of revenue recognition, as set forth in IFRS. A total or modified retrospective application is required for annual periods starting at or after January 1, 2017, early adoption permitted, under analysis in Brazil. The Company and its subsidiaries are currently assessing the impact from IFRS 15 and plan to adopt this standard on the date it goes into effect.

IAS 1 Disclosure Initiative (Disclosure Initiatives) (equivalent to OCPC 07):

This standard approaches revisions in the whole of a company’s financial statements information. This standard is applicable as from the years starting January 1, 2016. The Company implemented some improvements in these financial statements and intends to definitely adopt them in the coming year.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization, review:

The revisions clarify on the depreciation and amortization methods, bearing in mind the alignment with the concept of future economic benefits expected for the use of the asset during its economic useful life. This standard is applicable as from the years starting January 1, 2016. The Company does not expect significant impacts on its financial position. The Company does not early adopt any pronouncement, interpretation or revision issued, provided that it is not of mandatory application.

IAS 41 – Agriculture – The production biological assets (bearer plants) should be recorded as property, plant and equipment (IAS 16), that is, at cost less depreciation or losses for impairment, if applicable. The depreciation and amortization method should be based on the economic benefits consumed while using the asset. Management is assessing the impacts from its adoption. This revision becomes effective as from January 1, 2016.

3.     Significant Accounting  Estimates and Judgments

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Based on the assumptions the Company estimates its future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below.

a)  Residual value and useful life of property, plant and equipment

The values and useful life of assets are assessed by specialists and adjusted at each year end, if necessary.

The carrying amount of an asset is immediately reduced to its recoverable value if the carrying amount exceeds its estimated value recoverable.

b)    Contingencies

The Company is a party to various judicial and administrative lawsuits, as described in Note 30. Provisions are set up for all the contingencies related to judicial lawsuits that are estimated to represent probable losses (present obligations resulting from past events and probable outflow of resources that incorporate economic benefits to settle the obligation, with reliable estimate of value). The evaluation of the probability of loss includes the opinion of external legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements. (Note 30).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

c)        Biological assets

The fair value of biological assets recorded in the balance sheet (Note 10) was determined using valuation techniques, including the discounted cash flow method. The inputs for these methods are based on those observable in the market, whenever possible, and when not feasible, a certain level of judgment is required to estimate the fair value. Judgment includes considerations on data e.g. price, productivity, crop cost and production cost. Changes in the assumptions on these factors might affect the fair value recognized for biological assets.

An increase or decrease by 1% in the expected productivity of sugarcane and grains would result in an  increase or decrease in biological asset by R$1,261 and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in biological asset by R$1,408.

d)        Investment properties

The fair value of investment properties disclosed in the notes to financial statements was obtained through valuation by the Company.

The valuation was carried out by means of standards practiced in the market considering the characterization, location, type of soil, climate of the region, calculation of improvements, presentation of the elements and calculation of the land value, which may change in relation to these variables.

Methodology used

At June 30, 2015,  investment properties were valued by applying the comparative analysis methodology adjusted by its related features:

i)    The valuation relied, among other, on the following information: (i) location of farms, (ii) total area and its related percentages of opening and use;

ii)   The market value presented for the farm corresponds to the portion of bare land, for payment in cash, not including machinery, equipment, agricultural inputs, cultivation. The soil adjustment factor (preparation of land for planting) was  considered in the assessment of prices;

iii)  The value of land for agriculture, in the surveyed region, is referenced to the price of soybean bag. The unit amounts of the farms for sale (market researches) were obtained in soybean bags per hectare. Accordingly, the amount in reais (R$) of the property varies directly due to the variation in the soybean price; and

iv)  The soybean price considered at the base date of the work, May 15, 2015, was R$ 52.50 for the regions of Barreiras, State of Bahia, and  R$ 54.00 for the regions of Alto Taquari and Mineiros, States of Goiás and Mato Grosso, respectively. This amount represents an average in amounts arbitrated by the real estate market of the region due to the great instability in the amount of soybean bag

e)         Deferred income tax

The Company recognizes deferred assets and liabilities, as described in Note 20,  based on the differences between the carrying amount presented in the financial statements and the tax basis of assets and liabilities using the effective rates. The Company regularly revises the deferred tax assets for the possibility of recovery, considering the generated historical profit and the forecast future taxable profit, in accordance with a study of technical feasibility.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

4.       Financial risk management

4.1. Financial risk factors

The Company operates with various financial instruments, mainly including cash and cash equivalents, marketable securities, trade accounts receivable, accounts receivable for the sale of farms, transactions with related parties, trade accounts payable, accounts payable for the purchase of farms and loans and financing and derivative instruments.

Certain Company's operations are exposed to market risks, mainly in relation to exchange rates, interest rates and changes in the prices of agricultural commodities. As a result, the Company also operates derivative financial instruments, used to hedge crops or balance sheet components, depending on the nature of the operation.

                Considering the nature of the instruments, excluding derivative financial instruments, the fair value is basically determined by the application of the discounted cash flow method. The amounts recorded under current assets and liabilities have either immediate liquidity or maturity in less than twelve months. Considering the terms and characteristics of these instruments, which are systematically renegotiated, the book values approximate fair values.

4.2. Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Company's adopts the following policies guiding its  financial instruments, which have been approved by the Board of Directors: (i) Investment Policy which provides guidance on Company's investment of available funds, considering the risks of counterparty, credit instruments and liquidity, among others; (ii) derivative financial instruments policy which provides guidance on  management of the Company's exposures to foreign currency, interest rate and indices risks, and agricultural commodities price risk, always relating derivative financial instruments to an asset or liability that generates the exposure; and (iii) Risk Policy, which addresses items not covered by the Investment Policy or in the derivative financial instruments policy or still related to the hedge of future cash flows, e.g. sale of future production of commodities.

a)   Cash and cash equivalents , marketable securities, trade accounts receivable, receivable from sale of farms, loans with related parties and accounts payable. The amounts recorded approximate their estimated fair value.

b)    Loans and financing. The book value of loans and financing denominated in reais have its interest rates either fixed or based on the variation of TJLP (Long Term Interest Rate), Selic and exchange rate and approximates fair value. The Executive Officers report the operations entered into at the Board of Directors' meetings.

4.3.      Analysis of exposure to financial asset and liability risks

(a)       Foreign currency risk

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

       This risk arises from the possibility of the Company incurring losses due to fluctuations in exchange rates, which reduce the nominal values of assets or increase the values of liabilities. This risk also arises with respect to commitments to sell existing products in inventories or still in formation, at prices to be set , depending on the exchange rate.

Parent company		Book value - R$
Accounting caption	Index to which it is exposed	June 30, 2015	June 30, 2014
Cash and cash equivalents (Note 5.1)	USD	8,943	13,861
Transactions with derivatives ,net (Note 6)	USD	386	844
Accounts receivable – Cresca (Note 32)	USD	39,060	26,068
Cresud (Note 32)	USD	(480)	(218)
Cresca S.A. acquisition payable (Note 32)	USD	-	(33,019)
Financing (Note 18)	USD	(4,832)	-
Total		43,077	7,536

Consolidated		Book value - R$
Accounting caption	Index to which it is exposed	June 30, 2015	June 30, 2014
Cash and cash equivalents (Note 5.1)	USD	8,974	13,861
Transactions with derivatives (Note 6)	USD	(2,766)	3,833
Accounts receivable – Cresca (Note 32)	USD	39,060	26,068
Cresud (Note 32)	USD	(480)	(218)
Cresca S.A. acquisition payable (Note 32)	USD	-	(33,019)
Financing (Note 18)	USD	(4,832)	-
Total		39,956	10,525

a)    Interest rate and indices risk

        This risk arises from the possibility of the Company incurring losses due to fluctuations in the interest rates or indices which increase financial expenses with respect to contracts for the acquisition of farms, indexed by the IGP-M ("FGV")

Company			Non derivatives - Book balance - R$
Accounting caption	Notes	Index to which it is exposed	June 30, 2015	June 30, 2014
Cash and cash equivalents	5.1	CDI	4,445	25,230
Marketable securities	5.2	CDI	87,197	28,842
			91,642	54,072
Acquisitions payable	16	IGP-M	(19,817)	(18,760)

Loans and financing	18	TJLP/SELIC/CDI	(19,070)	(4,595)

Loans and financing	18	Fixed rates	(27,830)	(60,229)

Consolidated			Non derivatives - Book balance- R$
Accounting caption	Notes	Index to which it is exposed	June 30, 2015	June 30, 2014
Cash and cash equivalents	5.1	CDI	63,060	71,498
Marketable securities	5.2	CDI	273,258	21,532
Acquisitions payable	16	CDI	(29,023)	(26,060)
			307,295	66,970

Acquisitions payable	16	IGP-M	(19,817)	(18,760)

Loans and financing	18	TJLP/SELIC/CDI	(49,101)	(19,435)

Loans and financing	18	Fixed rates	(60,978)	(100,727)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

a)  Commodities risks

This risk arises from the possibility of the Company incurring losses due to fluctuations in the market prices of agricultural products.

Consolidated	Book balance - R$			Notional (Note 6 and 7) - Volume (bags)
Accounting caption	Index to which it is exposed	2015	2014	2015	2014
Receivables from sale of farm ,net (Note 7.e)	Soybean	40,620	64,752	758,317	1,459,977
Transactions (net) with derivatives (Note 6)	Soybean	(3,030)	786	(988,786)	(181,428)
Transactions (net) with derivatives (Note 6)	Corn	(317)	(182)	-	24
Total		37,273	65,356	(230,469)	1,278,573

4.4.  Objectives and strategies of risk management and of use of derivative instruments

The management of financial risks is a responsibility of the Executive Officers which evaluates the exposure to risks such as foreign currency, interest rate and index and agricultural commodities existing in assets, liabilities and  expected transactions of the Company. Considering the exposure to such risks, Company management evaluates the convenience, cost and availability in the market of derivative financial instruments which allow reducing the existing exposure to such risks. After such assessment, the Officers decide to enter into derivative financial instruments within the parameters previously approved in the Policies referred to above and reported to the Board of Directors in meetings.

4.5    Risks related to each operating strategy

The use of derivative instruments as an economic hedge reduces the risks of changes in cash flows arising from risks such as foreign currency, interest rate and price index and agricultural commodities prices, which currently are soybean and corn.

However the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of different factors, such as, among others, differences between the contract dates, the maturity and settlement dates, or differences in "spreads" on the financial assets and liabilities being hedged and the corresponding spreads in the related legs of the swaps.In the case of the derivative financial instruments strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high degree of protection with respect to the changes in the assets and liabilities being hedged.

In the case of the strategy to hedge forecasted sales of soybean or to hedge accounts payable/receivable that have its amount subject to changes based on commodities, there may be differences arising from additional factors, such as differences between the estimated and actual soybean volume to be harvested, or differences between the quoted price of soybean in the international markets where the derivative financial instruments are quoted and the price of soybean in the markets in which soybean is physically delivered/received by the Company. Should the soybean volume effectively harvested be lower than the amount for which derivative financial instruments were contracted, the Company will be exposed to variations in the price of the commodities by the volume hedged in excess and vice-versa should the soybean volume effectively harvested be higher than the hedged volume.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

To the extent that the Company does not set the selling price of soybean through derivative financial instruments, but rather it establishes a range of selling prices through options, the quantity of US dollars to be received from the sale of soybean to customers and from the settlement of the options is a range of amounts. Should the notional amount of futures to sell US dollars entered into be lower than the actual amount of US dollars received, the Company will be exposed to changes in the exchange rate between the U.S. dollar and the Brazilian real for the amount hedged in excess and vice-versa should the notional amount of futures to sell US dollars entered into be higher than the actual amount of U.S. dollars received.

4.6.      Controls over the use of derivative financial instruments

Additionally, the Company is subject to credit risk with respect to the counterparty of the derivative financial instrument. The Company has contracted derivative financial instruments either traded on stock exchanges or from prime financial institutions or trading companies. The Company understands that at the balance sheet date there are no indications of collectability risk with respect to the amounts recognized as assets with respect to derivative financial instruments.

The main controls established on the use of derivative financial instruments are as follows:

.       Establishment of policies defined by the Board of Directors;

.       Prohibition to enter into derivative financial instruments that have not been approved by the Executive Officers;

.       Maintenance by the Executive Officers of a centralized inventory of outstanding derivative financial instruments;

.       Daily risk report with the consolidated position provided to a group comprising the Executive Officers and designated members of the Board of Directors;

.       Monthly monitoring by the Executive Officers of the fair values as reported by the counterparties as compared to the amounts estimated by management; and

.       The fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted.

4.7       Impact of derivative financial instruments on the statement of operations

Gains and losses from changes in the fair value of derivative financial instruments are recognized in the statement of operations separately between realized results (corresponding to derivative financial instruments that have already been settled) and unrealized results (corresponding to derivative financial instruments not yet settled).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

4.8.      Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded on stock exchanges (BM&FBOVESPA and Chicago Board of Trade) is determined based on the quotes ruling  at the balance sheet date. To estimate the fair value of derivative financial instruments not traded on stock exchanges the Company uses quotes for similar instruments or information available in the market and uses valuation methodologies widely used and that are also used by the counterparties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a relevant effect on the amount of the estimated fair value.

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and indices derivatives) are marked to market by the own investment fund in accordance with the specific rules applicable for investment funds using market curves observed in the Futures and Commodities Exchange (BM&F) or in Cetip S.A, among others, and are examined by independent auditors.

Specific methodologies used for derivative financial instruments entered into by the Company:

●          Derivative financial instruments of agricultural commodities - The fair value is obtained by using various market sources including quotes provided by international brokers, international banks and available on the Chicago Board of Trade (CBOT).

●          Derivative financial instruments of foreign currencies - The fair value is determined based on information obtained from various market sources including, as appropriate, BM&F Bovespa, Cetip, local banks, in addition to information sent by the operation counterparty.

(a)       Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign exchange rates, interest rates or commodities prices which may generate loss on assets and/or liabilities which is being hedged or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

The sensitivity analysis aims at measuring the impact from the changes in the market variables on the aforementioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30, 2015, as reference for scenarios probable, I, II, III and IV a variation in relation to the current market of 0%, -50%, -25%, +25%, +50%, respectively, was considered.

The preparation of the Probable Scenario took into consideration the market prices of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

   The assumptions and scenarios are as follows:

				June 30, 2015
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%

Foreign exchange rate - R$/US$	3.49	1.74	2.62	4.36	5.23

Soybean - US$ / bushel – July 2015 (CBOT)	10.56	5.28	7.92	13.20	15.84
Soybean - US$ / bushel – July 2016 (CBOT)	10.14	5.07	7.61	12.68	15.21

Corn - US$ / bushel – December 2015 (CBOT)	4.32	2.16	3.24	5.39	6.47

				June 30, 2014
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%

Foreign exchange rate - R$/US$	2.20	1.10	1.65	2.75	3.30

Soybean - US$ / bushel – May 2015 (CBOT)	11.76	5.88	8.82	14.70	17.64
Soybean - US$ / bushel – July 2015 (CBOT)	11.81	5.90	8.86	14.76	17.71

Corn - US$ / bag – September 2014 (BM&F)	10.73	5.36	8.05	13.41	16.09
Corn - US$ / bushel – September 2014 (CBOT)	4.19	2.09	3.14	5.23	6.28

The table below presents, for each situation, the effect on the change in the estimated fair value at June 30, 2015 of the derivative financial instrument, as well as the effect on income from the increase or decrease in the recorded amount of the related asset or liability. The effect has been determined on an individual basis for each derivative financial instrument, asset or liability for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintain all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

									June 30, 2015
Operation	Risk		Sensitivity analysis (R$)				Call option (put option)		Maturity
			Low		High
		Probable scenario(a)	Scenario (I) – 50%	Scenario (II) - 25%	Scenario (III) + 25%	Scenario (IV) + 50%	Amount	Measurement unit
	SOYBEAN	-	34,466	15,865	(15,533)	(31,290)	(988,786)	Bags of soybean	Jul/15 to Jul/16
	USD	-	(21,943)	(11,379)	10,522	21,086	13,387	US$000	Jul/15 to Sept/15

									June 30, 2014
Operation	Risk		Sensitivity analysis (R$)				Call option (put option)		Maturity
			Low		High
		Probable scenario(a)	Scenario (I) – 50%	Scenario (II) - 25%	Scenario (III) + 25%	Scenario (IV) + 50%	Amount	Measurement unit
Derivative	SOYBEAN	-	5,190	2,595	(2,595)	(5,190)	(181,428)	Bags of soybean	Apr/15 to Jun/15
	CORN	-	133	69	(59)	(123)	25	Bags of corn	Sept/14
	USD	-	(17,444)	(8,839)	10,904	16,413	9,303	US$000	Jul/14 to Jul/15

(a) As of June 30, 2015, the reference for the preparation of the Probable Scenario was the Market prices of each one of the reference assets of derivative instruments held by the Company at the reporting period. Since all these assets are inserted in competitive and open markets, the current Market price is a satisfactory reference for the estimated price of these assets. Accordingly,  since the current market price was the reference for the calculation both of the book value of derivatives and the Probable scenario, the result of the latter one is equal  to zero.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s financial investments, loans and receivables. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

                   Consolidated

			Amounts in thousands reais R$
			Current		Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
		(*) Annual average rates	At June 30, 2015				Decrease	25%	Decrease	50%	Increase	25%	Increase	50%
Risk	Classification	Details	Balance	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate	Balance (R$)	Rate
CDI	CASH	Investment - CDI	135,946	13.64%	421	13.95%	(4,741)	10.46%	(9,482)	6.98%	4,741	17.44%	9,482	20.93%
CDI	CASH	Marketable securities - CDI	203,958	13.64%	632	13.95%	(7,113)	10.46%	(14,226)	6.98%	7,113	17.44%	14,226	20.93%
USD	CASH	Investment - USD	8,974	3.10	1,121	3.49	(2,243)	2.62	(4,487)	1.74	2,243	4.36	4,487	5.23
Subtotal			348.878		2,174		(14,097)		(28,195)		14,097		28,195
TJLP	Financing	Financing in TJLP - BNDES	(26,992)	6.00%	(135)	6.50%	439	4.88%	877	3.25%	(439)	8.13%	(877)	9.75%
CDI	Financing	Financing - CDI	(5,066)	13.64%	(16)	13.95%	177	10.46%	353	6.98%	(177)	17.44%	(353)	20.93%
NA	Financing	Rural credit	(382)	5.88%	-	N/A	-	N/A	-	N/A	-	N/A	-	N/A
NA	Financing	Constitutional funds	(48,188)	9.75%	-	N/A	-	N/A	-	N/A	-	N/A	-	N/A
NA	Financing	BNDES	(10,667)	4.23%	-	N/A	-	N/A	-	N/A	-	N/A	-	N/A
SELIC	Financing	FINEM - BNDES	(6,376)	13.64%	(20)	13.95%	222	10.46%	445	6.98%	(222)	17.44%	(445)	20.93%
USD	Financing	Fixed USD	(4,832)	3.10	604	3.49	(1,208)	2.62	(2,416)	1.74	1,208	4.36	2,416	5.23
NA	Financing	Financial lease sugarcane crop- Partnership III	(7,576)	6.92%	-	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Subtotal			(110.079)		433		(370)		(741)		370		741
IGPM	Debt	Farm payable	(29,023)	5.58%	(354)	6.80%	493	5.10%	987	3.40%	(493)	8.50%	(987)	10.20%
CDI	Debt	Farm payable	(19,817)	13.64%	(61)	13.95%	691	10.46%	1,382	6.98%	(691)	17.44%	(1,382)	20.93%
Subtotal			(48.840)		(415)		1,184		2,369		(1,184)		(2,369)
Bags of soybean	Receivable	Receivables from Farms	465,000	65.63	-	65.63	(7,629)	49.22	(15,259)	32.81	7,629	82.04	15,259	98.44
Bags of soybean	Receivable	Receivables from Farms	92,500	60.00	-	60.00	(1,388)	45.00	(2,775)	30.00	1,388	75.00	2,775	90.00
Bags of soybean	Receivable	Receivables from Farms	80,325	60.64	-	60.64	(1,218)	45.48	(2,435)	30.32	1,218	75.80	2,435	90.96
Bags of soybean	Receivable	Receivables from Farms	120,492	61.33	-	61.33	(1,847)	46.00	(3,695)	30.67	1,847	76.66	3,695	92.00
Subtotal			758,317		-		(12,082)		(24,164)		12,082		24,164

b)         Credit risk

Credit risk refers to the risk of the noncompliance by a counterparty of its contractual obligations, leading the Company to incur financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable for the sale of sugarcane, grains, and  for the leasing of land.

To reduce credit risk in the commercial transactions, the Company adopts the practice of defining credit limits in which it analyzes factors such as: time of opening of the company, history of business with the Company, commercial references and Serasa. The Company also constantly monitors the outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

(c)       Liquidity risk

The prudent management of liquidity risk implies the maintenance of sufficient cash and short-term investments to comply with its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

The exceeding cash is mainly invested in our wholly-owned FIM Guardian investment fund, classified as a multi-market investment fund, managed by BTG Pactual S.A. Bank. The fund has a clear investment policy, with limits to risk concentration in the corresponding investments.

         The table below shows the Company's financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the discounted contractual cash flows, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2015 and June 30, 2014 are payable upon the fulfillment of certain conditions precedent by the sellers and as a result its payment date cannot be determined and have been considered as payable on demand in the table below and no interest or other financial charges have been considered.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

Consolidated financial liabilities	Less than one year	From one to two years	From three to five years	Above five years	Total

At June 30, 2015

Trade accounts payable	5,545	-	-	-	5,545
Derivatives	5,655	1,670	-	-	7,325
Loans and financing	50,900	15,973	14,659	28,547	110,079
Acquisitions payable	48,840	-	-	-	48,840
Transactions with related parties	480	-	-	-	480

At June 30, 2014
Trade accounts payable	8,158	-	-	-	8,158
Derivatives	204	-	-	-	204
Loans and financing	62,253	13,859	29,539	14,511	120,162
Acquisitions payable	44,820	-	-	-	44,820
Transactions with related parties	33,237	-	-	-	33,237

4.9.     Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to stockholders, return capital to stockholders or, also, issue new shares or sell assets to reduce, for example, debt.

           Consistent with others in the industry, the Company monitors capital on the basis of the leverage ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans and financing (including "current and non-current loans and financing" as shown in the consolidated balance sheet), less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

         According to the table above the Company presents net debt of loans, acquisitions payable and trade accounts payable and the financial leverage index.

	Consolidated
	June 30, 2015	June 30, 2014
Total loans and financing (Note 18)	110,079	120,162
Total acquisitions payable (Note 16)	48,840	44,820
Total trade accounts payable (Note 17)	5,545	8,158
	164,464	173,140

Less: cash and cash equivalents (Note 5)	(75,620)	(86,745)
Less: marketable securities (Notes 5 and 11)	(274,726)	(35,314)
	(350,346)	(122,059)

Net debt	(185,882)	51,081

Total equity	752,106	583,906

Financial leverage index	-	9%

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

At June 30, 2015, the Company did not have any financial leverage. Capital is not managed at the parent company level, but rather only at the consolidated level.

4.10.  Hierarchy of fair value and financial instruments by category

The balances of trade accounts receivable and payable at book value, less impairment, are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

The Company adopts CPC 40/ IFRS 7 for financial instruments that are measured in the balance sheet at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•     Quoted (unadjusted) prices in active markets for identical assets or liabilities (level 1)

•     Information, in addition to  quoted prices, included in level 1 that are observable in the market for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•     Inputs for tassets or liabilities that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group's assets and liabilities that are measured at fair value, as well as the level of hierarchy :

				June 30, 2015						June 30, 2014
Consolidated - thousand R$	Note	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2	Loans and financing	Available for sale	Designated at fair value through profit or loss	Total	Fair value Level 2
Assets
Current
Cash equivalents	5.1	63,060	-	-	63,060	63,060	71,498	-	-	71,498	71,498
Marketable securities	5.2	-	69,300	203,958	273,258	273,258	-	21,532	-	21,532	21,532
Trade accounts receivable, net	7	27,816	-	-	27,816	27,816	34,145	-	-	34,145	34,145
Receivable from sale of farm, net	7	-	-	18,212	18,212	18,212	-	-	30,865	30,865	30,865
Transactions with derivatives	6	-	-	13,498	13,498	13,498	-	-	18,255	18,255	18,255

Non-current
Marketable securities	11	1,468	-	-	1,468	1,468	13,782	-	-	13,782	13,782
Trade accounts receivable, net	7	394	-	-	394	394	566	-	-	566	566
Receivable from sale of farm	7	-	-	22,408	22,408	22,408	-	-	36,887	36,887	36,887
Transactions with derivatives	6	-	-	408	408	408	63	-	-	63	63
Transactions with related parties	32	39,060	-	-	39,060	39,060	26,068	-	-	26,068	26,068
Total		131,798	69,300	258,484	459,582	459,582	146,122	21,532	86,007	253,661	253,661

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

				June 30, 2015			June 30, 2014
Consolidated - thousand R$	Note	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2	Designated at fair value through profit or loss	Financial liabilities at amortized cost	Total	Fair value Level 2
Liabilities
Current
Trade accounts payable	17	-	5,545	5,545	5,545	-	8,158	8,158	8,158
Loans and financing (i)	18	-	47,525	47,525	47,525	-	62,253	62,253	62,253
Financial lease sugarcane crop - - Partnership III (ii)	18	3,375	-	3,375	-	-	-	-	-
Transactions with derivatives	6	5,655	-	5,655	5,655	204	-	204	204
Acquisitions payable	16	-	48,840	48,840	48,840	-	44,820	44,820	44,820

Noncurrent
Loans and financing (i)	18	-	54,978	54,978	54,978	-	57,909	57,909	57,909
Financial lease sugarcane crop - - Partnership III (ii)	18	4,201	-	4,201	-	-	-	-	-
Transactions with derivatives	6	1,670	-	1,670	1,670	-	-	-	-
Transactions with related parties	32	-	-	-	-	-	33,019	33,019	33,019
Total		14,901	156,888	171,789	164,213	204	206,159	206,363	206,363

(i)   The book value of loans and financing presented in the financial statements approximate the fair value, since the rates of these instruments are substantially subsidized and there is no intention of early settlement;

(ii)  Financial lease is measured at fair value in level 3.

5.   Cash and cash equivalents and marketable securities

5.1.    Cash and cash equivalents

		Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash and banks (Note 4.3a)	8,947	14,245	12,560	15,247
Repurchase agreements (Notes 4.3b and 4.10)	2,170	25,230	26,302	66,267
Bank deposit certificates (Notes 4.3b, 4.10 and 7.f)	2,275	-	36,758	5,231
	13,392	39,475	75,620	86,745

The Company has R$8,943 (R$13,861 at June 30, 2014) in Company and R$8,974 (R$13,861 at June 30, 2014) in Consolidated, of bank balances in U.S. dollars on which does not bear any interest.

Time deposits, bank deposit certificates and repurchase agreements, held at June 30, 2015 and June 30, 2014, contractually determine the counterparties of the redemption of the amounts  originally invested plus accrued interest through the date of redemption without any penalty (except for bank deposit certificates, on which IOF is levied if the redemption in less than 30 days from the date of the investment, with applicable rates in accordance with the decreasing rate table disclosed by the Brazil IRS), at any moment and without any prior notice. This provision effectively results in on-demand deposits, despite having a maturity date.

These amounts bear interest based on a percentage of CDI (Interbank Deposit Certificate rate, daily announced by CETIP, an independent entity providing depositary and custody services), which ranged between 90% and 102.54% as of June 30, 2015 and between 91% and 101.50% as of June 30, 2014.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

5.2.    Marketable securities

		Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Exclusive fund quotas - FIM GUARDIAN (Notes 4.3b and 4.10)	87,197	28,842	-	-
Non-exclusive investment fund quotas (Notes 4.3b and 4.10) (ii)	-	-	69,300	21,532
Restricted financial investments (i) (Notes 4.3b, 4.10 and 7.f)	-	-	203,958	-
	87,197	28,842	273,258	21,532

(i)   Refers to short term investment in connection with the sale of Cremaq Farm, whose release is linked to the fulfillment of certain precedent contractual provisions, of routine nature for the Company’s business, as described in Note 1.1.

The exclusive investment fund FIM Guardian, managed by BTG Pactual bank has the following breakdown as of June 30, 2015 and June 30, 2014:

		Consolidated
		June 30, 2015	June 30, 2014
Public securities (a)		12,694	13,677
Fixed income investment funds (ii)		69,300	21,532
Repurchase agreements		1,718	1,368
Bank deposit certificates		27,547	-
Derivatives		(3,152)	2,989
Other		(12)	5
	(b)	108,095	39,571

(a)  Investments in LFT related to margin deposits provided as collateral for derivative transactions contracted by the Fund. In the consolidated financial statements the related amount was reclassified to the caption “Operations with derivatives” in current assets according to Note 6.

(b)  As of June 30, 2015, the amount of R$108,095 (R$39,571 at June 30, 2014) comprises R$87,197 (R$28,842 at June 30, 2014) invested by Brasilagro and R$20,898 (R$10,729 at June 30, 2014) invested by other group’s companies.

6.   Operations with derivatives

										June 30, 2015
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Call option (put option)	Unit
Currency US$	August-15	BM&F	BM&F	-	-	-	(424)	(424)	19,000	-	US$
Currency US$	July-15	NDF	Banks	-	-	-	(1,466)	(1,466)	(2,280)	-	US$
Currency US$	August -15	NDF	Banks	-	-	-	(228)	(228)	(700)	-	US$
Currency US$	September-15	NDF	Banks	-	(283)	-	(283)	(283)	1,567	-	US$
Currency US$	July -16	Options	Banks	-	-	-	(1,034)	(1,034)	(4,200)	-	US$
										-
		Current		-	(283)	-	(2,401)	(2,401)	17,587	-	US$
		Non-Current		-	-	-	(1,034)	(1,034)	(4,200)	-	US$
		Total Risk with Currency		-	(283)	-	(3,435)	(3,435)	13,387	-	US$

Soybean CBOT	July -15	Derivatives Soybean	Trading Companies/ Banks /CBOT	-	(1,126)	-	(1,126)	(1,126)	-	(308,429)	Bags
Soybean CBOT	June-16	Derivatives Soybean	Trading Companies/ Banks /CBOT	-	(1,676)	-	(1,676)	(1,676)	-	(544,286)	Bags
Corn CBOT	November-15	Derivatives Corn (i)	Trading Companies/ Banks /CBOT	135	(452)	135	(452)	(317)	-	-	Bags
Soybean CBOT	July -16	Options	Trading Companies/ Banks /CBOT	408	(636)	408	(636)	(228)	-	(136,071)	Bags
									-
		Current		135	(3,254)	135	(3,254)	(3,119)	-	(852,714)	Bags
		Non-Current		408	(636)	408	(636)	(228)	-	(136,071)	Bags
		Total Risk with commodities		543	(3,890)	543	(3,890)	(3,347)	-	(988,786)	Bags
								#REF!
		Total Risks		543	(4,173)	543	(7,325)	(6,782)	13,387	(988,786)
								#REF!		#REF!

		Margin deposit		669	-	13,363	-	13,363		-

			Current	804	(3,537)	13,498	(5,655)
			Non Current	408	(636)	408	(1,670)
			P&L at June 30, 2015 (Note 27)	39,914	(35,016)	52,340	(39,939)

(i)    At June 30, 2015, the operation (position) of corn was settled and will be financially offset two days after its settlement.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

									June 30, 2014
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Call option (put option)	Unit
Currency US$	July -14	BM&F	Banks	-	-	495	-	495	41,750	-	US$
Currency US$	July -14	NDF	Banks	-	-	1,933	-	1,933	(16,319)	-	US$
Currency US$	August -14	NDF	Banks	-	-	63	-	63	5,000	-	US$
Currency US$	March-15	NDF	Banks	-	-	435	-	435	(2,644)	-	US$
Currency US$	July -15	NDF	Banks	-	-	63	-	63	(2,280)	-	US$
Currency US$	July -14	Options	Banks	1,101	-	1,101	-	1,101	(16,204)	-	US$

		Current		1,101	-	4,027	-	4,027	11,583	-	US$
		Non-Current		-	-	63	-	63	(2,280)	-	US$
		Total Risk with Currency		1.101	-	4,090	-	4,090	9,303	-	US$

Soybean CBOT	April-15	Derivatives Soybean	Trading Companies/ Banks /CBOT	340	-	340	-	340	-	(90,714)	Bags
Soybean CBOT	June -15	Derivatives Soybean	Trading Companies/ Banks /CBOT	446	-	446	-	446	-	(90,714)	Bags
Corn CBOT	September -14	Derivatives Corn	Trading Companies/ Banks /CBOT	-	(204)	-	(204)	(204)	-	166,684	Bags
Corn BM&F	September -14	Derivatives Corn BM&F	BM&F	22	-	22	-	22	-	(166,659)	Bags

		Current		808	(204)	808	(204)	604	-	(181,403)	Bags
		Non Current		-	-	-	-	-	-	-	Bags
		Total Risk with commodities		808	(204)	808	(204)	604	-	(181,403)	Bags

		Total Risks		1,909	(204)	4,898	(204)	4,694	9,303	(181,403)

		Margin deposit		(257)	-	13,420	-	13,420

			Current	1,652	(204)	18,255	(204)
			Non-Current	-	-	63	-
			P&L at June 30, 2014 (Note 27)	2,835	(3,712)	2,835	(8,418)

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in operations with derivative instruments.

The total fair value of a derivative is classified as noncurrent assets or liabilities if the remaining maturity of the derivative is over 12 months, and as current assets or liabilities if the remaining maturity of the derivative is less than 12 months.

7.   Trade accounts receivable

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Sale of sugarcane (c)	9,868	7,423	9,868	7,423
Sale of grains (d )	16,137	18,769	17,468	25,891
Leases and rentals	506	599	535	599
Sale of machinery	796	1,045	811	1,285
Sale of farms (e)	-	-	21,212	30,865
	27,307	27,836	49,894	66,063

Allowance for doubtful accounts (a)	(861)	(883)	(3,866)	(1,053)

Total current	26,446	26,953	46,028	65,010

Sale of machinery	394	566	394	566
Sale of farms (e)	-	-	22,408	36,887
Total non-current	394	566	22,802	37,453

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

(a) Changes in the allowance for doubtful accounts:

	Company	Consolidated
At June 30, 2013	1,442	1,798
Set-up of ADA	1,045	1,549
Write-off or reversal	(1,604)	(2,294)
At June 30, 2014	883	1,053
Set-up of ADA	1,133	4,250
Write-off or reversal	(1,155)	(1,437)
At June 30, 2015	861	3,866

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is set up by means of default analysis, individually by customer, and the amounts charged to  the allowance are written off when these amounts are no longer expected to be recovered.

(b)  Breakdown of receivables by maturity

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Falling due:
Up to 30 days	7,581	17,730	9,195	43,248
31 to 90 days	16,339	6,252	21,235	9,090
91 to 180 days	925	534	954	534
181 to 360 days	1,286	1,644	14,160	11,275
Over 360 days	394	566	22,802	37,453

Past due:
Up to 30 days	315	783	484	853
31 to 90 days	-	10	-	10
91 to 180 days	6	-	7	-
181 to 360 days	4	-	8	140
Over 360 days	851	883	3,851	913

	27,701	28,402	72,696	103,516

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

(c)   Sale of sugarcane

The Company has a sugarcane supply agreement with the company Brenco Companhia Brasileira de Energia Renovável, and  credit risks are assessed in accordance with the internal policy as presented in Note 4.8b.

(d)   Sale of grains

For the year ended June 30, 2015, the receivables refer mainly to the sale of corn and soybean to ADM do Brasil, Amaggi and Bunge. For the year ended June 30, 2014, the main customers were: Amaggi, Bunge and Multigrain.

(e)  Receivables for sale of farm

Total amounts sold, received and receivables for sale of farm are as follows:

									Consolidated
Farm	Total Sold				Received		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean (Note 4.8ª)	R$ (Note 4.3c)	Discount rate
São Pedro	28/09/2011	580,000	28,974	28/09/2011	50,000	2,250	30/03/2016	92,500	5,020	14.30%
	-	-	-	31/03/2012	160,000	7,519	-	-	-	-
	-	-	-	31/03/2013	92,500	4,162	-	-	-	-
	-	-	-	31/03/2014	92,500	5,456	-	-	-	-
	-	-	-	30/03/2015	92,500	5,513	-	-	-	-
	-	580,000	28,974	-	487,500	24,900	-	92.500	5.020	-

Farm	Total Sold				Received		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$	Discount rate
Horizontina (i)	11/10/2012	-	75,000	11/10/2012	-	27,000	-	-	3,000	-
	-	-	-	31/01/2013	-	45,000	-	-	-	-
	-	-	75,000	-	-	72,000	-	-	3,000	-

Farm	Total Sold				Received		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$	Discount rate
Araucária I	25/04/2013	248,325	11,682	25/04/2013	36,000	1,728	30/08/2015	30,000	1,768	14.03%
	-	-	-	31/08/2013	36,000	2,053	30/03/2016	25,000	1,389	14.30%
	-	-	-	31/03/2014	33,000	1,964	30/08/2016	25,325	1,341	14.16%
	-	-	-	31/08/2014	33,000	1,898	-	-	-	-
	-	-	-	30/03/2015	30,000	1,845	-	-	-	-
	-	248.325	11.682	-	168.000	9.488	-	80.325	4.498	-

Farm	Total Sold				Received		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$	Discount rate
Araucária II	27/06/2014	735,000	41,341	07/07/2014	75,000	4,500	30/08/2015	60,000	3,570	14.03%
	-	-	-	10/11/2014	75,000	4,500	30/08/2016	180,000	9,634	14.16%
	-	-	-	05/06/2015	120,000	6,900	30/08/2017	150,000	7,711	13.45%
	-	-	-	-	-	-	30/08/2018	75,000	3,722	12.99%
	-	735,000	41,341	-	270,000	15,900	-	465,000	24,637	-

Farm	Total Sold				Received		Balance
	Date (dd/mm/yy)	Bags of soybean	R$	Date (dd/mm/yy)	Bags of soybean	R$	Maturity (dd/mm/yy)	Bags of soybean	R$	Discount rate
Cremaq (ii)	10/05/2013	901,481	42,104	10/05/2013	90,148	4,561	30/06/2016	120,492	6,465	14.30%
	30/03/2015	11,166	550	15/08/2013	67,611	4,294	-	-	-	-
	10/06/2015	-	238,000	30/10/2013	67,611	4,023	-	-	-	-
	-	-	-	30/06/2014	279,459	17,466	-	-	-	-
	-	-	-	10/06/2015	-	238,000	-	-	-	-
	-	-	-	30/06/2015	287,326	17,110	-	-	-	-
Farm	-	912,647	280,654	-	792,155	285,454	-	120,492	6,465	-

Horizontina	(-) Allowance for doubtful accounts						-	-	(3,000)	-

Total net		2,475,972	437,651	-	1,717,655	407,742	-	758,317	40,620	-

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

i)    Horizontina Farm

The remaining balance from Horizontina farm for R$3,000 shall be received upon fulfillment of certain conditions precedent. At June 30, 2015, the Company set up an allowance for doubtful accounts in accordance with its internal policy in the amount of R$3,000. The estimated loss was recorded in the caption “Selling expenses” (Note 7.a).

ii)   Cremaq Farm

On February 20, 2015, upon a topographical survey of the acquired area, a difference of 62 hectares was found between the measured area and the figure shown in the sales contract executed on May 10, 2013, resulting in an addition of 11,166 bags to the sales price. The aforesaid operation generated a gain from sale of farm of R$ 441, of which R$550 in sales revenue (Note 7.f) and (R$109) related to write-off of the land cost.

On June 10, 2015, the Company, through its subsidiary Imobiliária Cremaq, recognized the amount of R$238,000 as total sale of Cremaq farm and R$28,000 for the sale of property, plant and equipment. The payment and transfer of ownership fully occurred up to the date of the financial statements at June 30, 2015. The sales transaction is fully described in Note 1.1.

(e)  Breakdown of gain from sale of farms

	Consolidated
	June 30, 2015	June 30, 2014

Amount of farm sales (i)	266,550	33,737
Residual value of farm	(73,086)	(11,892)
Gain from sale of farm	193,464	21,845

(i) the amount of R$266,550 comprises R$266,.000 related to the sale of Cremaq farm and R$550 related to the remaining sale (Note 7.e.ii).

(f)   Changes in receivables from sale of farm, net

Consolidated
Balance at June 30, 2013	64,117
Sale	33,737
Receipts	(35,255)
Restatement of nominal value	2,940
PVA realization	2,213
Balance at June 30, 2014	67,752
Sale	266,550
Receipts (i)	(308,266)
Restatement of nominal value	13,321
PVA realization	4,263
(-) Allowance for doubtful accounts	(3,000)
At June 30, 2015	40,620

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

(i) From the total amount received, R$202,500 is held in marketable securities up to its release, as mentioned in Note 5.2 (i), whose restated amount at June 30, 2015 is R$203,958.

8. Taxes recoverable

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Withholding income tax on short-term investments to be offset	4,725	2,991	5,011	3,142
Other taxes and contributions to be offset	302	503	401	607
Total current	5,027	3,494	5,412	3,749

State value-added tax (ICMS) recoverable	7,892	7,238	7,892	7,914
ICMS recoverable on property, plant and equipment	468	239	468	239
Non- cumulative PIS and COFINS to be offset	9,298	7,608	12,265	10,437
IRRF on financial investments to be offset	3,054	10,819	3,977	11,259
Total non-current	20,712	25,904	24,602	29,849

The Company has accumulated credits on Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS) related to financial income and export for the period from 2008 to 2011, which were the subject matter of a reimbursement request to the RFB (Brazilian IRS) in November 2014, in the total amount of R$2,902.

The Company filed with the Piauí State Finance Office (Sefaz) a request for approval of the outstanding balance of ICMS for R$ 3,091 to other taxpayers in the same State, in order to pay suppliers for the purchase of inputs and assets. Sefaz has partially accepted the Company’s request, approved R$581, linking these credits to “sale for export purposes” in which it may be transferred to third parties.

In February 2015 the Brazilian  Internal Revenue Service approved and reimbursed part of the amount requested in November 2014, in the amounts of R$258 related to  the negative balance of CSLL for 2009 and R$3,781 related to IRPJ negative balance for 2010. Presently under analysis by the Brazilian Internal Revenue Service is the amount of R$1,812 related to IRPJ  negative balance for 2009, as included in the request filed in November 2014.

The Company filed a request for reimbursement of IRRF on financial investments with the Brazilian Internal Revenue Service, of which R$1,365 related to credits for 2013 and R$191 for 2012, both owned by the Company. The subsidiary Jaborandi Ltda. filed a request for reimbursement  of IRRF on financial investments for 2013 in the amount of R$141.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

9.   Inventories

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Soybean	15,642	19,775	15,744	19,927
Corn	6,182	6,734	6,182	9,551
Other harvests	38	40	38	40
Agricultural products	21,862	26,549	21,964	29,518

Inputs	2,952	6,345	5,442	9,804
Advance to suppliers	931	751	4,819	888
	25,745	33,645	32,225	40,210

The amounts of inventories of agricultural products are disclosed net of  the provision, as follows:

9.1  Adjustment to recoverable value of inventories of agricultural products

At June 30, 2014	Company	Consolidated

Opening balance	(18)	(24)
Provision for recoverable value of agricultural products, net	(1,464)	(2,043)
Realization at cost of sales	388	423

Net book balance	(1,094)	(1,644)

At June 30, 2015

Opening balance	(1,094)	(1,644)
Provision for recoverable value of agricultural products, net	(2,800)	(3,038)
Realization at cost of sales	2,976	3,764

Net book balance	(918)	(918)

10. Biological assets

	Company		Consolidated
	Current	Non-current	Current	Non-current
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2013	1,201	36,656	1,201	36,656

Increases from plantation	87,437	4,318	112,282	4,318
Increases from treatments (i)	-	34,302	-	30,430
Fair value variation (i)	2,668	(4,591)	1,811	(719)
Decreases from harvest	(89,885)	(39,483)	(113,873)	(39,483)

At June 30, 2014	1,421	31,202	1,421	31,202

Increases from plantation	84,712	3,837	102,671	3,837
Increases from treatments (i)	-	44,931	-	41,361
Brenco lease contract	-	7,707	-	7,707
Fair value variation (i)	7,908	484	5,734	4,054
Decreases from harvest	(92,501)	(58,916)	(108,202)	(58,916)

Balance at June 30, 2015	1,540	29,245	1,624	29,245

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

(i)   Consolidated amounts include elimination of lease cost between related parties in relation to fair value variation and increases from treatments.

The amounts of increases from plantation and treatment of crops are substantially represented by expenditures with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

The area to be harvested corresponding to the biological assets is as follows:

	Consolidated
	Planted area (Hectares)
	June 30, 2015	June 30, 2014
Grains	1,787	2,466
Sugarcane (i)	27,909	20,927
	29,696	23,393

(i)            For sugarcane the area considered above refers to the total to be harvested in all the future cuts, considered in the cash flow for calculation of fair value of biological assets. This area includes the total of 4,263 hectares leased from Brenco, according to contract executed on May 8, 2015.

The period from plantation to harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Corn (dd/mm)	Second crop corn	Rice	Cotton	Sorghum	Sesame	Chia seed	Pasture
. Cremaq Farm (Note 1.1)	Piauí	N/A	N/A	N/A	01/02 to 30/08	Not Planted	N/A	N/A	N/A	N/A	N/A
Jatobá Farm	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Alto Taquari Farm	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Araucária Farm	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Chaparral Farm	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Nova Buriti Farm	Minas Gerais	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Preferência Farm	Bahia	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	Entire year
Partnership II	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	N/A	N/A	N/A	N/A	N/A
Partnership III	Mato Grosso	01/02 to 30/11	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Cresca	Paraguai	N/A	01/12 to 25/05	01/12 to 30/06	N/A	N/A	N/A	01/12 to 15/06	01/02 to 20/05	01/02 to 20/05	Entire year

11. Restricted marketable securities

		Company		Consolidated
	Restatement index	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Non-current
Banco do Nordeste (BNB)	CDI	-	2,037	1,468	13,782
		-	2,037	1,468	13,782

Securities in BNB refer to CDB pledged as guarantee to financing from Banco BNB, and should be held while the agreements remain effective. These mature in July 2019.

Amounts invested carry interest based on a percentage of CDI (Interbank Deposit Certificate, daily disclosed by CETIP, entity providing custody and depositary services), which varied from 90% to 102.54% as of June 30, 2015.

12. Investment properties – noncurrent

						Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2014
Opening balance	21,007	18,197	43,031	82,235	1,282	83,517
Acquisitions	-	155	8,319	8,474	4,329	12,803
Disposals	-	-	(2,094)	(2,094)	(4)	(2,098)
Transfers	-	1,862	627	2,489	(2,489)	-
(-) Depreciation / amortization	-	(44)	(8,197)	(8,241)	-	(8,241)
Net book balance	21,007	20,170	41,686	82,863	3,118	85,981

At June 30, 2014
Total cost	21,007	22,930	78,634	122,571	3,118	125,689
Accumulated depreciation	-	(2,760)	(36,948)	(39,708)	-	(39,708)
Net book balance	21,007	20,170	41,686	82,863	3,118	85,981

At June 30, 2015
Opening balance	21,007	20,170	41,686	82,863	3,118	85,981
Acquisitions	2	80	2,767	2,849	25,318	28,167
Disposals (i)	-	(9,798)	(15,263)	(25,061)	(1,534)	(26,595)
Transfers	-	1,045	14,962	16,007	(16,007)	-
(-) Depreciation / amortization	-	(1,848)	(8,049)	(9,897)	-	(9,897)
Net book balance	21,009	9,649	36,103	66,761	10,895	77,656

At June 30, 2015
Total cost	21,009	14,257	81,100	116,366	10,895	127,261
Accumulated depreciation	-	(4,608)	(44,997)	(49,605)	-	(49,605)
Net book balance	21,009	9,649	36,103	66,761	10,895	77,656

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

						Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2014
Opening balance	248,124	21,388	68,314	337,826	1,282	339,108
Acquisitions	536	275	14,163	14,974	5,885	20,859
Disposals	(10,661)	-	(2,094)	(12,755)	(4)	(12,759)
Transfers	-	2,020	627	2,647	(2,647)	-
(-) Depreciation / amortization	-	(45)	(12,360)	(12,405)	-	(12,405)
Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At June 30, 2014
Total cost	237,999	26,772	119,377	384,148	4,516	388,664
Accumulated depreciation	-	(3,134)	(50,727)	(53,861)	-	(53,861)
Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At June 30, 2015
Opening balance	237,999	23,638	68,650	330,287	4,516	334,803
Acquisitions	327	82	4,866	5,275	25,354	30,629
Disposals (i)	(35,879)	(9,798)	(15,263)	(60,940)	(1,534)	(62,474)
Transfers	-	1,178	16,087	17,265	(17,265)	-
(-) Depreciation / amortization	-	(2,016)	(12,595)	(14,611)	-	(14,611)
Net book balance	202,447	13,084	61,745	277,276	11,071	288,347

At June 30, 2015
Total cost	202,447	18,234	125,067	345,748	11,071	356,819
Accumulated depreciation	-	(5,150)	(63,322)	(68,472)	-	(68,472)
Net book balance	202,447	13,084	61,745	277,276	11,071	288,347

(i) Disposals during the year ended June 30, 2015 consist mainly of  the sale of Cremaq Farm, of which R$35,790 relates to the disposal of land and R$26,392 relates to disposal of improvements and opening of areas.

Four farms owned by the Company are held as guarantee for loans and financing according to Note 18.

      The fair value of the investment properties are as follows:

		Hectares				Fair value		Cost value
Farm	State	2015	2014	Real estate	Acquisition	2015	2014	2015	2014

Jatobá	Bahia	31,606	31,606	Jaborandi Ltda	mar-07	298,815	314,436	62,621	65,192
Cremaq	Piauí	-	27,618	Cremaq Ltda	oct-06	-	251,354	-	64,757
Alto Taquari	Mato Grosso	5,395	5,395	Mogno Ltda	aug-07	117,245	101,764	33,447	33,344
Araucária	Goiás	8,124	9,682	Araucária Ltda	apr-07	144,019	192,223	57,505	57,504
Chaparral	Bahia	37,183	37,183	Cajueiro Ltda	nov-07	256,919	275,382	76,872	61,739
Nova Buriti	Minas Gerais	24,211	24,211	Flamboyant Ltda	dec-07	29,654	22,271	22,014	22,020
Preferência	Bahia	17,799	17,799	Cajueiro Ltda	sept-08	52,255	50,585	34,504	29,782
		124,318	153,494			898,907	1,208,015	286,963	334,338

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

In 2015 the cost value of R$286,963 is not comparable to that disclosed in the “Iinvestment properties” note, since the note contemplates Avarandado Farm (leased), which is not an integral part of the Company’s portfolio of owned farms.

13. Investments - Company

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Total assets		Total liabilities		Equity		Income (loss) for the year
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Subsidiaries:
Araucária	85,451	85,136	99.99	99.99	92,251	113,589	3,726	4,622	88,525	108,967	12,223	21,859
Cremaq	40,361	40,361	99.99	99.99	233,069	77,981	191,848	21,866	41,221	56,115	185,088	6,628
Engenho de Maracaju	10	10	99.99	99.99	8	51	-	41	8	10	(2)	385
Imobiliária Jaborandi	36,183	35,980	99.99	99.99	41,603	41,449	1,350	1,691	40,253	39,758	1,295	1,883
Jaborandi Ltda	49,292	69,292	99.99	99.99	94,404	110,174	75,654	65,461	18,750	44,713	(5,963)	(9,150)
Cajueiro	59,219	58,984	99.99	99.99	61,958	61,450	566	470	61,392	60,980	1,308	1,562
Mogno	6,774	7,534	99.99	99.99	33,671	33,280	29,302	26,409	4,369	6,871	(1,742)	(739)
Ceibo	8,076	6,794	99.99	99.99	1	3,026	318	307	(317)	2,719	(4,318)	(1,604)
Flamboyant	825	787	99.99	99.99	646	646	-	34	646	612	(4)	(38)
Investment at cost:
Green Ethanol LLC	-	4,376	-	40.65	-	138	-	7	-	131	-	(17)
Joint Venture
Cresca *	-	-	50.00	50.00	143,929	81,491	44,200	31,175	99,729	50,316	(4,355)	(1,807)

* The total amounts of assets, liabilities , equity (at fair value on the acquisition date adjusted up to June 30, 2014) and loss for the year are stated proportionally to the interest held in Cresca.

a)    Changes in investments

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Cresca	Total
Balance at June 30, 2013	77,036	4,605	35,665	47,272	97,808	11,670	61,295	762	650	70	-	336,833

Acquisition of investment	-	-	-	-	-	-	-	-	-	-	39,875	39,875
Capital increase (decrease)	-	(4,384)	2,071	20,960	-	(4,060)	-	3,561	-	-	14,463	32,611
Dividends	(27,549)	(596)	-	-	(10,700)	-	(1,877)	-	-	-	-	(40,722)
Future capital contributions	-	-	139	(14,360)	-	-	-	-	-	-	-	(14,221)
Equity pickup	6,628	385	1,883	(9,159)	21,859	(739)	1,562	(1,604)	(38)	(17)	(687)	20,073
Effect from conversion	-	-	-	-	-	-	-	-	-	-	(3,335)	(3,335)
Breakdown of balance at June 30, 2014	56,115	10	39,758	44,713	108,967	6,871	60,980	2,719	612	53	50,316	371,114

Investments	56,115	10	39,619	44,713	108,967	6,871	60,980	2,719	612	53	50,316	370,975
Future capital contributions	-	-	139	-	-	-	-	-	-	-	-	139
Balance at June 30, 2014	56,115	10	39,758	44,713	108,967	6,871	60,980	2,719	612	53	50,316	371,114

Acquisition of investment	-	-	-	-	-	-	-	-	-	-	-	-
Capital increase (decrease)	-	(8)	203	(20,000)	315	(760)	235	-	38	-	25,903	5,926
Dividends (i)	(199,982)	-	(865)	-	(32,980)	-	(1,131)	-	-	-	-	(234,958)
Future capital contributions	-	8	(138)	-	-	-	-	1,282	-	-	-	1,152
Loss from investment	-	-	-	-	-	-	-	-	-	(53)	-	(53)
Equity pick up	185,088	(2)	1,295	(5,963)	12,223	(1,742)	1,308	(4,318)	(4)	-	(4,355)	183,530
Effect from conversion	-	-	-	-	-	-	-	-	-	-	27,865	27,865

Breakdown of balance at June 30, 2015	41,221	8	40,253	18,750	88,525	4,369	61,392	(317)	646	-	99,729	354,576

Investments	41,221	-	40,391	18,750	88,525	4,369	61,392	(1,599)	646	-	99,729	353,424
Future capital contributions	-	8	(138)	-	-	-	-	1,282	-	-	-	1,152
Balance at June 30, 2015	41,221	8	40,253	18,750	88,525	4,369	61,392	(317)	646	-	99,729	354,576

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

(i)      R$104,607 of the total amount was received during the year, including the portion brought forward from the previous year,

b)    Interest in Joint Venture

The Company holds 50% interest in Cresca S,A., an entity jointly controlled with Carlos Casado S.A., involved in the exploration of agricultural activities, cattle raising and investment in farming land. The results from the joint venture Cresca S.A. are recorded in the consolidated financial statements using the equity method.

During the year ended June 30, 2015, the Company increased capital in its joint venture Cresca by R$25,903 due to the exercise of purchase option of 60,531 hectares of land.

Cresca’s summarized financial information, based on the financial statements prepared in accordance with the accounting practices adopted in Brazil and with IFRS, and the reconciliation with the book value of the investment in the consolidated financial statements are presented below at  fair value on the acquisition date up to June 30, 2015:

June 30, 2015
Assets	287,857
Current	24,090
Cash and cash equivalents	471
Accounts receivable, inventories and other receivables	23,407
Bargain contract of purchase of land	212

Noncurrent	263,767
Accounts receivable	14,008
Investment properties	248,523
Other noncurrent	1,236

Liabilities	88,399
Current Trade payables, taxes and loans	18,448
Noncurrent Taxes and loans	69,951
Total net assets	199,458
Company’s interest in Cresca	50%
Company’s interest in net assets at estimated fair value	99,729

July 1, 2014 to June 30, 2015
Revenue	47,725
Cost of products sold	(36,081)
Selling expenses	(2,560)
Administrative expenses	(3,102)
Other revenue	(7)
Financial expenses	(7,384)
Loss before taxes on profit	(1,409)
Income and social contribution taxes	(1,081)
Loss for the year	(2,490)
Company’sinterest	(1,245)
Write-off of appreciation on sale of farm	(3,426)
Amortization of fair value adjustment on the purchase date (shareholders’ loans)	316
Equity pickup	(4,355)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

14. Intangible assets

			Company and Consolidated
	Software		Contracts
	In operation	In progress		Total

At June 30, 2014
Opening balance	2,521	49	-	2,570
Acquisitions	44	578	2,916	3,538
Disposals	(10)	-	-	(10)
Transfers	627	(627)	-	-
Amortization for the year	(969)	-	(163)	(1,132)
At June 30, 2014	2,213	-	2,753	4,966

At June 30, 2014
Total cost	5,543	-	2,916	8,459
Accumulated depreciation	(3,330)	-	(163)	(3,493)
Net book balance	2,213	-	2,753	4,966

At June 30, 2015
Opening balance	2,213	-	2,753	4,966
Acquisitions	232	560	-	792
Disposals (a)	-	-	(612)	(612)
Transfers	169	(169)	-	-
Amortization for the year	(1,043)	-	(311)	(1,354)
At June 30, 2015	1,571	391	1,830	3,792

At June 30, 2015
Total cost	5,944	391	2,304	8,639
Accumulated depreciation	(4,373)	-	(474)	(4,847)
Net book balance	1,571	391	1,830	3,792

(a) On December 12, 2013, the Company acquired from its controlling shareholder Cresud a contract that entitles Brasilagro to render advisory services on the forestry and agricultural exploration for joint venture Cresca in the amount of R$2,916. Such  contract establishes advisory services on exploration and development of 58,652 hectares. OnSeptember 30, 2014 the amount of R$612 was writeen off, corresponding to 12,312 hectares of land, which are part of the 24,624 hectares sold by its joint venture Cresca (Note 26).

15. Property, plant and equipment

							Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in operation	Construction in progress	Total PPE

At June 30, 2014
Opening balance	37	2,226	11,304	698	14,265	-	14,265
Acquisitions	-	690	624	188	1,502	38	1,540
Disposals	-	(40)	(746)	(32)	(818)	-	(818)
Transfers	38	-	-	-	38	(38)	-
Depreciation	(39)	(438)	(1,648)	(108)	(2,233)	-	(2,233)
Net book balance	36	2,438	9,534	746	12,754	-	12,754

At June 30, 2014
Total cost	752	4,289	17,632	1,135	23,808	-	23,808
Accumulated depreciation	(716)	(1,851)	(8,098)	(389)	(11,054)	-	(11,054)
Net book balance	36	2,438	9,534	746	12,754	-	12,754

At June 30, 2015
Opening balance	36	2,438	9,534	746	12,754	-	12,754
Acquisitions	-	433	218	75	726	154	880
Disposals	-	(712)	(760)	(241)	(1,713)	-	(1,713)
Transfers	-	154	-	-	154	(154)	-
Depreciation	(4)	(404)	(1,473)	(107)	(1,988)	-	(1,988)
Net book balance	32	1,909	7,519	473	9,933	-	9,933

At June 30, 2015
Total cost	752	4,164	17,090	969	22,975	-	22,975
Accumulated depreciation	(720)	(2,255)	(9,571)	(496)	(13,042)	-	(13,042)
Net book balance	32	1,909	7,519	473	9,933	-	9,933

Annual depreciation rates (weighted average) - %	18	10	18	10

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

							Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in operation	Construction in progress	Total PPE

At June 30, 2014
Opening balance	37	2,523	11,521	770	14,851	-	14,851
Acquisitions	-	723	831	199	1,753	38	1,791
Disposals	-	(42)	(746)	(32)	(820)	-	(820)
Transfers	38	-	-	-	38	(38)	-
Depreciation	(39)	(487)	(1,636)	(118)	(2,280)	-	(2,280)
Net book balance	36	2,717	9,970	819	13,542	-	13,542

At June 30, 2014
Total cost	752	4,792	18,775	1,249	25,568	-	25,568
Accumulated depreciation	(716)	(2,075)	(8,805)	(430)	(12,026)	-	(12,026)
Net book balance	36	2,717	9,970	819	13,542	-	13,542

At June 30, 2015
Opening balance	36	2,717	9,970	819	13,542	-	13,542
Acquisitions	-	508	222	122	852	156	1,008
Disposals (i)	-	(723)	(833)	(241)	(1,797)	-	(1,797)
Transfers	-	156	-	-	156	(156)	-
Depreciation	(4)	(456)	(1,569)	(122)	(2,151)	-	(2,151)
Net book balance	32	2,202	7,790	578	10,602	-	10,602

At June 30, 2015
Total cost	752	4,733	18,164	1,130	24,779	-	24,779
Accumulated depreciation	(720)	(2,531)	(10,374)	(552)	(14,177)	-	(14,177)
Net book balance	32	2,202	7,790	578	10,602	-	10,602

Annual depreciation rates (weighted average) - %	18	10	18	10

(i) The disposals in 2015 are mainly due to the sale of Cremaq farm for R$1,451

The Company’s management revised the residual value and the estimated useful life of vehicles, agricultural machinery, buildings and improvements according to market value evaluation through surveys conducted by the Company, also taking into consideration the conditions of use of this equipment, concluding that there is no indication of impairment loss for the year ended June 30, 2015.

16. Payable for purchase of farms

		Company		Consolidated
	Restatement index	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Alto Taquari Farm (Note 4.3b)	*100% of CDI	-	-	29,023	26,060
Nova Buriti Farm (Note 4.3b)	**IGP-M	19,817	18,760	19,817	18,760
		19,817	18,760	48,840	44,820

Key:

* CDI – Interbank Deposit Certificate

** IGP-M – General Market Price Index

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

17. Trade accounts payable

At June 30, 2015, the Company’s balance of trade accounts payable is as follows:

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Inputs and services	3,938	4,857	5,238	6,908
Lease transactions with third parties	307	1,250	307	1,250
	4,245	6,107	5,545	8,158

18. Loans and financing

				Company		Consolidated
	Institution	Maturity	Annual interest and charges - %	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Current
Financing for agricultural costs	BNB (i)	Nov/15	7.51 to 15.12	15,040	30,216	25,595	44,712
Bahia Project Financing	BNB(ii) Itaú(iv) and HSBC(v)	Dec/15	TJLP + 3.45 and 4.45 SELIC + 3.45, Pre 4.00 to 8.50	382	7,661	9,469	12,742
Working Capital Financing	Santander	Sept/15	83.48% CDI	5,066	-	5,066	-
Working Capital Financing (USD) (a)	Santander	Sept/15	1.6905	4,832	-	4,832	-
Financing of Machinery and Equipment - FINAME	Itaú(iii)	Dec/15	TJLP + 5.50 to 8.70	943	1,814	943	1,814
Financing of sugarcane	Itaú and Santander(vi)	Jul/15	TJLP + 3.00 to 4.40	1,620	2,985	1,620	2,985
Financial lease sugarcane crop - Partnership III	Brenco	Nov/18	6.92%	3,375	-	3,375	-
				31,258	42,676	50,900	62,253

Non-current
Financing of sugarcane	Itaú and Santander(vi)	Feb/20	TJLP + 3.00 to 4.40	1,716	1,610	1,716	1,610
Financing of Machinery and Equipment - FINAME	Itaú(iii)	Nov/16	TJLP + 5.50 to 8.70	113	1,056	113	1,056
Financing Bahia Project	BNB(ii) Itaú(iv) and HSBC(v)	Oct/20	TJLP + 3.45 and 4.45 SELIC + 3.45, Pre 4.00 to 8.50	9,612	19,482	53,149	55,243
Financial lease sugarcane crop - Partnership III	Brenco	Nov/18	6.92%	4,201	-	4,201	-
				15,642	22,148	59,179	57,909

				46,900	64,824	110,079	120,162

Keys:

* TJLP – Long Term Interest Rate

** FINAME – Financing of Machinery and Equipment (BNDES)

         *** BNB – Banco do Nordeste

(a)  Financing in U.S. dollars and stated in reais

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

Guarantees

(i)            The financing of cost of current harvest is guaranteed by mortgage of registrations of Chaparral farm. The financing for the opening of area and for the Jatobá farm from BNB are guaranteed by the registrations of the related farms.

(ii)           BNB financing require the maintenance of deposits in liquidity funds in accounts remunerated by CDI. The balances at June 30, 2015 and June 30, 2014 are disclosed in Note 11.

(iii)          For FINAME contracts, the financed machinery and equipment were provided as collateral. These are all held as chattel mortgage until the final settlement of contracts.

(iv)         FINEM-BNDES financing for opening of Jatobá farm is guaranteed by the mortgage of Preferência farm.

(v)           HSBC-BNDES financing for  Chaparral farm silo is guaranteed by the mortgage of Chaparral Farm.

(vi)         The financing Santander-Pró Renova for sugarcane cost is guaranteed by the mortgage of Araucária Farm.

At June 30, 2015, amounts due by maturity are as follows:

	Company	Consolidated

1 year	31,258	50,900
2 years	5,011	15,973
3 years	3,974	14,659
4 years	3,764	13,854
5 years	2,893	12,690
Above 5 years	-	2,003
	46,900	110,079

Covenants

All loans and financing contracts above are in Reais and have specific terms and conditions defined in the respective contracts with governmental economic and development agencies that directly or indirectly grant those loans. There is also a financing in U.S. dollars which gathers conditions defined in contracts with local commercial banks. At June 30, 2015 and June 30, 2014 the Company’s financing had no financial covenants, but rather only operating clauses, on which the Company is not in default.

Changes in loans and financing during the year ended June 30, 2015 are as follows:

							Company
At June 30, 2014	Previous balance	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign axchange variation	Final balance
Agricultural Cost Financing	30,216	38,616	(53,209)	(3,204)	2,621	-	15,040
Bahia Project (a) Financing	27,143	9,528	(20,042)	(8,482)	1,847	-	9,994
Working Capital Financing	-	4,944	-	-	122	-	5,066
Working Capital (USD) Financing	-	5,004	-	-	53	(225)	4,832
Financing of Machinery and Equipment – FINAME	2,870	-	(1,758)	(181)	125	-	1,056
Sugarcane Financing	4,595	1,697	(2,794)	(351)	189	-	3,336
Financial Lease - Sugarcane Crop - Partnership III	-	7,576	-	-	-	-	7,576
At June 30, 2015	64,824	67,365	(77,803)	(12,218)	4,957	(225)	46,900

							Consolidated
At June 30, 2014	Previous balance	Contracting	Payment of principal	Payment Interest	Appropriation of interest	Foreign Exchange variation	Final balance
Agricultural Cost Financing	44,712	54,257	(72,747)	(4,084)	3,457	-	25,595
Bahia Project(a) Financing	67,985	23,929	(24,104)	(11,066)	5,874	-	62,618
Working Capital Financing	-	4,944	-	-	122	-	5,066
Working Capital (USD) Financing	-	5,004	-	-	53	(225)	4,832
Financing of Machinery and Equipment – FINAME	2,870	-	(1,759)	(181)	126	-	1,056
Sugarcane Financing	4,595	1,697	(2,793)	(351)	188	-	3,336
Financial Lease - Sugarcane Crop - Partnership III	-	7,576	-	-	-	-	7,576
At June 30, 2015	120,162	97,407	(101,403)	(15,682)	9,820	(225)	110,079

(a)   Financing to raise funds for opening of areas and improvements in Jatobá and Chaparral farms.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

19. Taxes payable

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Service tax (ISS) payable	318	77	346	91
INSS/PIS/COFINS withheld	125	73	159	83
ICMS payable	24	-	308	-
Funrural payable	544	115	626	127
Pis and Cofins payable	-	-	10,780	664
IRPJ and CSLL payable	461	-	11,086	5,527
Other taxes and contributions	54	7	72	9
Total current	1,526	272	23,377	6,501

IRPJ and CSLL payable profit computed as a percentage of revenue	-	-	1,508	2,482
Total non-current	-	-	1,508	2,482

20. Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset tax credits against tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is different from that adopted by the Company, which ends June 30 of each year.

       Deferred income and social contribution tax assets and liabilities as of June 30, 2015 and 2014 are as follows:

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Assets
Noncurrent
Tax losses	29,061	39,745	46,950	54,445
Contingency, bonus, ADA and fair value	4,261	7,988	6,794	10,324
Hedge	1,234	-	1,234	-
Onerous contracts, loss in the sale of fixed assets	400	197	448	197
Difference in cost of farms	170	170	170	170
	35,126	48,100	55,596	65,136
Liabilities
Noncurrent
Biological assets	1,058	3,438	1,039	2,889
Hedge	-	580	-	580
Provision for net book value – useful life of PPE	1,478	1,675	1,607	1,782
Accelerated depreciation of assets for rural activity	8,582	14,916	9,813	16,331
	11,118	20,609	12,459	21,582

Net balance	24,008	27,491	43,137	43,554

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

    Net changes in deferred income taxes are as follows:

	Company	Consolidated
At June 30, 2013	13,803	25,216
Tax loss	13,887	17,790
Adjustments - biological assets and agricultural products	839	787
Hedge, contingency, ADA and fair value	(2,226)	(1,272)
Onerous contracts	197	197
Accelerated depreciation	991	836
At June 30, 2014	27,491	43,554
Tax loss	(10,684)	(7,495)
Adjustments - biological assets and agricultural products	2,380	1,850
Provision for contingency, ADA and fair value	(3,727)	(3,530)
Hedge	1,814	1,814
Onerous contracts	203	251
Accelerated depreciation	6,531	6,693
At June 30, 2015	24,008	43,137

   The estimated periods of realization of deferred tax assets are as follows:

	June 30, 2015
	Company	Consolidated
2016	4,462	4,462
2017	1,840	1,840
2018	2,407	2,407
2019	3,120	3,120
2020	4,660	4,701
2021 to 2025	18,637	39,066
	35,126	55,596

The Company and its subsidiaries opted for  the Transitional Tax Regime (RTT) in the years 2014 and 2013. The RTT allows the legal entity to eliminate the accounting effects from Law No. 11638/07 and Law No. 11941/09 (basis for the adoption of IFRS), through records in the Taxable Profit Control Register  (LALUR) and auxiliary controls.

On May 13, 2014, Law No. 12973 (conversion of Provisional Measure No. 627), among other matters, provided for  the extinction of RTT and introduced a new regime in which the determination of Taxable Profit and CSLL calculation basis shall be directly made as from the corporate profit (Accounting SPED - ECD), and the neutralization of the effects of new accounting methods and criteria, in the cases established in Law, through additions/exclusions in Tax Accounting Bookkeeping (SPED - ECF), together with the other adjustments previously established in Income Tax legislation.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

The law went into effect on January 1, 2015, so that we carried out our analyses for June 2015 based on the new instructions introduced by Law No. 12973/2014.

The Company completed the analysis of the impacts arising from the provisions of the aforementioned Law, both on its financial statements and on its internal control structure. Considering that the result from this analysis did not present material tax effects, the Company decided not to early adopt the rules and provisions established in the new legislation for fiscal year 2014.

21. Equity

a)    Capital (number of shares)

	Number of shares
Shareholder	June 30, 2015	June 30, 2014

Cresud S,A,C,I,F,Y,A,	23,150,050	23,150,050
	23,150,050	23,150,050

Board of Directors	6,562,500	6,840,300
Executive Board	4,100	500
Officers	6,566,600	6,840,800

Treasury	20,000	195,800

Other	28,489,950	28,235,750

Total shares of paid-up capital	58,226,600	58,422,400

Total outstanding shares	28,489,950	28,235,750

Outstanding shares as percentage of total shares (%)	49	48

At June 30, 2015 and 2014, the Company’s subscribed and paid-up capital amounted to R$584,224.  The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, as decided by the Board of Directors.

a)               Subscription warrants

On March 15, 2006, the Board of Directors approved the issue of 512,000 shares subscription warrants, 256,000 of which for first issue, and 256,000 of which for second issue, which were delivered to the founder shareholders, in proportion to their interest in the Company’s capital at the date of issue of the subscription warrant. Each issue of subscription warrant grants their holders the right to subscribe shares issued by the Company, in an amount equivalent to 20% of its capital after the increase arising from the full exercise of the subscription warrant of each issue.

Subscription warrants of the first issue grant their holders, as from the dates on which they become exercisable, the right to subscribe the shares issued by the Company through the payment of the price per share used in the initial public offering, subject to certain restatement and adjustment rules. The subscription warrants of the first. issue were issued in three series, which differ solely as to the date on which the right to subscribe the shares granted by them start.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

The subscription warrants of the first issue/first series may be exercised as from the closing of the twelfth month as from the issue date and have as object a total of 85,336 subscription warrants. The subscription warrants of the first issue/second series may be exercised as from the closing of the 24th month as from the issue and have as object a total of 85,332 subscription warrants. The subscription warrants of the first issue/ third series may be exercised as from the closing of the thirty-sixth month as from the issue and have as object a total of 85,332 subscription warrants.

Exceptionally, the subscription warrants of the first issue may be exercised by their holders in the event of transfer of the Company’s control or acquisition of material participation, as defined in the terms of the corporate documents that decided on the issue of the subscription warrants. Each set of 1,000 subscription warrants of first issue grants the right to subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

The subscription warrants of the second issue grant the holders the right to subscribe shares issued by the Company for up to 15 years, from the date of publication of the announcement of closing of the initial public offering of shares and solely in the events of transfer or acquisition of material shareholding control in the Company, as defined in the terms of the corporate document that decided on the issue of the subscription warrants. In such events, public offerings for acquisition of all the outstanding shares of the Company shall be presented. For the subscription of shares object of the subscription warrants of second issue, their holders shall be required to pay the same price per share used in the abovementioned public offerings of acquisition of the Company’s shares. Each set of 1,000 subscription warrants of second issue grants the right to the subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares. The detailed information of the second issue market value of these subscription warrants is shown in the table below:

	Second issue
Brasilagro	June 30, 2015	June 30, 2014

Price of share - R$	11,15	9,60
Maturity (years)	28/04/2006	28/04/2006
Maturity (day/month/year)	27/04/2021	27/04/2021
Exercise price at year end - R$/share	16,72	15,36
Number of outstanding shares	58,227	58,422

Percentage of capital shares subject to conversion (percentage of new capital) - %	20	20
Subject to conversion for the year (shares)	26,366	14,606
Number of outstanding shares and stock purchase warrants	256,000	256,000

The outstanding subscription warrants of second issue are 256,000, and there were no changes in the number of outstanding subscription warrants for the years ended June 30, 2015 and 2014. The subscription warrants of second issue grant their holders the right to subscribe shares issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the subscription warrants of second issue.

b.1) Warrants of First issue

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

Since the subscription warrants of first tranche are recorded under IFRS 2 and may be fully exercised since March 15, 2009, which precedes the transition date to IFRS, i.e., July 1, 2009, and the Company has not disclosed the fair value of the subscription warrants on their assessment date, the subscription warrants are not recorded in the financial statements.

b.2) Warrants of Second issue

Management believes that the subscription warrants of second issue (which may only be exercised if the control is transferred or if significant interest is acquired) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share used in the public offering for acquisition of shares formulated on account of obtaining the control or acquiring significant interest in the Company.

c)    Stock option plan

The information on the stock option plan and issue of new grants are described in Note 25.

d)    Legal reserve and retention for investment and expansion

Pursuant to article 193 of Law No. 6404/76 and article 36, item (a),5% (five per cent) of the Company’s net income  at the end of each year, before any other allocation, shall be used to set up a legal reserve, which shall not exceed 20% (twenty percent) of share capital.

The Company may not to constitute the legal reserve in the fiscal year in which the balance of reserve, plus the amount of capital reserve set forth  in item 1, of article 182, of Law No. 6404/76, exceeds 30% (thirty per cent) of the share capital. The legal reserve aims at assuring the integrity of the Company’s share capital and may only be used to offset loss and increase capital.

According to article 36, subparagraph (c), of its articles of incorporation and article 196 of Law No. 6404/76, the Company may allocate the remaining portion of adjusted net income for the year ended to the reserve for investment and expansion.

The balance of income reserve, except for the reserves for unrealized profit and reserves for contingencies, cannot exceed the amount of share capital. Once this maximum limit is attained, the General Meeting may resolve on the destination of the exceeding portion as capital  payment, increase of share capital or  distribution of dividends.

e)    Dividends

     Pursuant to article 36, of the Company’s Bylaws, income  for the year shall be allocated as follows: (a) 5% (five percent) of net income for the constitution of legal reserve, up to the limit of 20% (twenty percent) of share capital ; (b) 25% (twenty five percent) of adjusted net income, after the deduction addressed in item (a) above, shall be allocated to the payment of mandatory dividends and (iii) the remaining portion of adjusted net income, after the deduction addressed in item (b) above, may  be allocated to the reserve for investment and expansion.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

	June 30, 2015	June 30, 2014
Net income (loss) for the year	180,810	(13,362)
(-) Absorption of accumulated losses	(10,988)	2,374
Adjusted income (loss) at end of year	169,822	(10,988)

(-) Constitution of legal reserve (5% of net income)	(8,491)
Adjusted net income	161,331

(-) Minimum mandatory dividends - 25% of adjusted net income	(40,333)
(-) Proposed additional dividends - 25% of adjusted net income	(40,333)

Proposed dividends – 50% of adjusted net income	(80,666)

Constitution of reserve for investments and expansion	80,665

Dividend per share (R$)	1.39

f)     Equity adjustment

At June 30, 2015, the effects from foreign exchange rate variation arising from the translation of  Cresca financial statements for the year amounted to R$27,865, and the accumulated effect reached R$36,268.

g)    Treasury shares

On January 27, 2015, the Company disclosed to the Market through a “Material News Release”, the cancellation of 195,800 (one hundred and ninety five thousand and eight hundred) common shares which were in treasury  ("Shares") in the amount of R$1,934. The Shares were acquired through the repurchase plan of common shares issued, as approved at the Company’s Board of Directors meeting held on September 2, 2013.

On June 25, 2015, the Board of Directors approved the plan to repurchase common shares issued to be held in treasury and later disposal or cancellation with no capital decrease. At June 30, 2015, there were two repurchase transactions in the total of 20,000 (twenty thousand shares) and market value of R$224.

The Company’s capital of R$584,224 had no changes due to the cancellation of shares, but shall be divided by the 58,226,600 (fifty eight million two hundred and twenty-six thousand and six hundred) remaining common shares.

22. Segment information

The segment information is presented consistently with the internal report provided by the main operating decision maker, that is the Executive Board, responsible for allocating resources,assessing the performance  of the operating segments,  and for making the Company’s strategic decisions.

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments and to make decisions on  the investment of funds. The Company has three segments, namely: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.The main activity of the grains segment is the production and sale of soybean and corn.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

The Sugarcane segment includes the sale of the raw product.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

											Consolidated
					June 30, 2015						June 30, 2014

	Total	Real Estate	Agricultural activity			Not Allocated	Total	Real Estate	Agricultural activity			Not Allocated
			Grains	Sugar-cane	Other				Grains	Sugar-cane	Other

Net revenue	174,351	-	116,289	52,925	5,137	-	131,314	-	91,645	38,235	1,434	-
Gain from sale of farm	193,464	193,464	-	-	-	-	21,845	21,845	-	-	-	-
Gain (loss) on fair value of biological assets and agricultural products	9,788	-	6,031	4,053	(296)	-	1,092	-	2,059	(719)	(248)	-
Provision for impairment(of agricultural products after harvest, net	(3,038)	-	(3,036)	-	(2)	-	(2,043)	-	(2,040)	-	(3)	-
Cost of sales	(170,489)	-	(112,714)	(52,799)	(4,976)	-	(138,535)	-	(98,529)	(34,790)	(5,216)	-
Gross profit (loss)	204,076	193,464	6,570	4,179	(137)	-	13,673	21,845	(6,865)	2,726	(4,033)	-

Operating income (expenses)
Selling expenses	(9,006)	(3,168)	(5,762)	-	(76)	-	(10,239)	(2,430)	(7,283)	-	(526)	-
General and administrative	(29,360)	-	-	-	-	(29,360)	(30,378)	-	-	-	-	(30,378)
Other operating income (expenses)	(3,422)	-	-	-	-	(3,422)	285	-	-	-	-	285
Equity pickup	(4,355)	-	-	-	-	(4,355)	(704)	-	-	-	-	(704)

Operating income (loss)	157,933	190,296	808	4,179	(213)	(37,137)	(27,363)	19,415	(14,148)	2,726	(4,559)	(30,797)

Net financial income
Financial income	122,552	5,099	15,693	-	-	101,760	40,051	714	8,556	-	-	30,781
Financial expenses	(89,914)	(6,338)	(17,598)	-	-	(65,978)	(41,611)	(3,439)	(5,009)	-	-	(33,163)

Income (loss) before taxes	190,571	189,057	(1,097)	4,179	(213)	(1,355)	(28,923)	16,690	(10,601)	2,726	(4,559)	(33,179)

Income and social contribution taxes	(9,761)	(7,347)	373	(1,421)	72	(1,438)	15,561	(1,039)	3,604	(927)	1,550	12,373

Net income (loss) for the year	180,810	181,710	(724)	2,758	(141)	(2,793)	(13,362)	15,651	(6,997)	1,799	(3,009)	(20,806)

					June 30, 2015						June 30, 2014
Total assets	1,017,840	532,925	44,414	44,106	1,190	395,205	828,382	402,555	55,939	38,625	2,288	328,975
Total liabilities	265,734	111,458	25,595	10,912	-	117,769	244,476	112,805	46,901	2,985	-	81,785

The balance sheet accounts are represented by “Trade accounts receivable”, “Biological assets”,   “Inventories of agricultural products” and “Investment properties”.

23. Revenues

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Sales of grains	103,426	73,931	121,791	95,896
Sales of sugarcane	54,396	39,406	54,396	39,406
Lease	814	652	3,204	1,143
Other revenues	3,642	1,646	4,374	1,730
Gross operating revenue	162,278	115,635	183,765	138,175

Sales deductions
Taxes on sales	(6,877)	(5,587)	(9,414)	(6,861)

Net revenue	155,401	110,048	174,351	131,314

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

24. Expenses by nature

	Company				Consolidated

	Cost of products sold	Selling expenses	General and administrative expenses	Total	Cost of products sold	Selling expenses	General and administrative expenses	Total

Depreciation and amortization	16,501	-	1,249	17,750	20,973	-	1,249	22,222
Personnel expenses	7,111	-	19,627	26,738	8,313	-	19,543	27,856
Expenses with service providers	41,452	-	3,998	45,450	46,829	-	4,077	50,906
Leases and rentals	13,244	-	713	13,957	3,931	-	713	4,644
Cost of agricultural products	70,918	-	-	70,918	86,258	-	-	86,258
Freight and storage	-	5,644	-	5,644	-	6,686	-	6,686
Allowance for doubtful accounts	-	(54)	-	(54)	-	2,731	-	2,731
Onerous contracts	-	(579)	-	(579)	-	(579)	-	(579)
Sale of farm	-	-	-	-	-	168	-	168
Maintenance, travel expenses and other	3,598	-	2,730	6,328	4,185	-	3,778	7,963
At June 30, 2015	152,824	5,011	28,317	186,152	170,489	9,006	29,360	208,855

Depreciation and amortization	15,586	-	1,118	16,704	20,313	-	1,118	21,431
Personnel expenses	5,270	-	19,512	24,782	6,377	-	19,589	25,966
Expenses with service provision	30,731	-	4,589	35,320	37,150	-	4,841	41,991
Lease and rentals in general (i)	10,918	-	698	11,616	4,363	982	698	6,043
Cost of agricultural products	49,772	-	-	49,772	66,721	-	-	66,721
Freight and storage	-	5,477	-	5,477	-	7,793	-	7,793
Allowance for doubtful accounts	-	(527)	-	(527)	-	(525)	-	(525)
Onerous contracts	-	579	-	579	-	579	-	579
Sale of farm	-	-	-	-	-	1,410	-	1,410
Maintenance, travel expenses and other	3,117	-	3,369	6,486	3,611	-	4,132	7,743

At June 30, 2014	115,394	5,529	29,286	150,209	138,535	10,239	30,378	179,152

25.     Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses”,  as follows:

	Consolidated

	June 30, 2015	June 30, 2014
Board of directors and executive board compensation	3,107	3,622
Bonus	5,261	4,924
Global compensation	8,368	8,546

Grant of shares	82	816
	8,450	9,362

The global compensation of the Company’s officers and members of the Board of Directors, for the year ended June 30, 2015 in the amount of R$ 9,500, was approved at the Annual General Meeting held on October 27, 2014.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

Stock option plan

On August 11, 2010,  the Board of Directors approved the creation of the Stock Option Program, authorizing the Company’s Board to grant stock options to the beneficiaries then elected. The Plan established the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options, were established. Each option, when exercised, entitles the beneficiary to purchase one Company share for the exercise price established on the Plan. The Plans comprise five beneficiaries and grant 370,007 options at an exercise price of R$8.97 per share, may be exercised in full as from August 12, 2012 (vesting date), respectively, and shall be valid for  five years as from the grant date.

On July 3, 2012 the Board of Directors approved the second grant of stock options to the elected beneficiaries on the aforementioned plan. The Plan comprised five beneficiaries and grants 315,479 options at an exercise price of R$8.52 per share, may be exercised in full as from July 3, 2014 (vesting date), respectively, and shall be valid for  five years as from the grant date.

On September 4, 2012 the Board of Directors approved the third grant of stock options to the elected beneficiaries on plan. The Plans comprise five beneficiaries and grant 315,479 options at an exercise price of R$8.52 per share and may be exercised in full as from September 4, 2014 (vesting date), respectively, and shall be valid for five years as from the grant date.

The stock options to be granted according to the Plan may grant rights on the number of shares no greater, at any time, than the maximum and cumulative amount of 2% of Company shares, respecting the minimum price of the average quote of Company shares on the São Paulo Stock Exchange (BOVESPA), weighted by the volume of trading on the last thirty floors prior to the option grant.

The table below presents the information on the Plan and assumptions used for valuation:

	First grant	Second grant	Third grant
Date of issue	11/08/2010	03/07/2012	04/09/2012
Exercise price (R$/share)	8,97	8,25	8,52
Quoted market price on grant date (R$/share)	9,60	7,69	8,50
Quoted market price at end of year	8,95	8,95	8,95
Free risk interest rate %	11,36	9,37	9,12
Contractual period for exercise	5 Years	5 Years	5 Years
Expected dividend yield %	1,00	0,50	0,50
Volatility of shares in the market - %	67,48	41,62	40,50
Number of outstanding options	233,689	206,425	206,425
Number of options to be exercised	233,689	206,425	206,425
Estimated fair value on the grant date (R$/share)	6.16	3.60	4.08

The table below presents the changes in the stock option plan per grant:

	First grant	Second grant	Third grant	Total
Outstanding on July 1, 2013	370,007	315,479	315,479	1,000,965
Cancelled	-	(54,527)	(54,527)	(109,054)
Expired	(68,159)	-	-	(68,159)
Outstanding at June 30, 2014	301,848	260,952	260,952	823,752

Exercisable at June 30, 2014 (vested)	301,848	-	-	301,848

Outstanding on July 1, 2014	301,848	260,952	260,952	823,752
Cancelled	-	-	-	-
Expired	(68,159)	(54,527)	(54,527)	(177,213)
Outstanding at June 30, 2015	233,689	206,425	206,425	646,539

Exercisable at June 30, 2015 (vested)	233,689	206,425	206,425	646,539

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

26. Other operating income (expenses) , net

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Gain/loss on sale of PPE	(365)	(1,519)	(361)	(1,522)
Intangible asset disposal – Cresca contract (Note 14)	(612)	-	(612)	-
Provisions for legal claims (Note 30)	(70)	1,235	(111)	1,229
Horizontina Farm (a) (Note 30 c)	-	-	(1,240)	-
Reversal of lease – Cremaq (b)	8,795	-	-	-
Lease indemnity - Cremaq sale (c)	2,299	-	-	-
Other	(221)	1,486	(1,098)	578
	9,826	1,202	(3,422)	285

(a)     –  Payment related to judicial process of birthrights on a ortion  of Horizontina Farm;

(b)     –  Reversal of lease adjustment from sale of Cremaq farm in connection with the straight-line features of the contract;

(c)     –  Indemnity on breach of lease contract from sale of Cremaq farm.

27. Financial income (expenses)

		Company		Consolidated
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Financial income
Short-term investment income		15,104	12,712	9,325	9,484
Interest receivable		4,277	2,594	4,637	2,635
Foreign exchange variation		14,461	5,689	14,720	6,011
Remeasurement of receivables from sale of farms and machinery (i)		1,228	1,025	41,530	19,086
Realized profit from derivative transactions	6	11,778	-	24,204	-
Unrealized profit from derivative transactions	6	28,136	2,835	28,136	2,835
		74,984	24,855	122,552	40,051
Financial expenses
Short-term investment expenses		(5,004)	(12,254)	(66)	(180)
Bank charges		(1,295)	(282)	(1,674)	(762)
Interest payable		(8,893)	(7,676)	(13,895)	(10,674)
Monetary variations		-	-	(2,967)	(2,328)
Foreign exchange variations - expense		(7,944)	(5,212)	(8,139)	(5,688)
Remeasurement of receivables from sale of farms and machinery (i)		(160)	(497)	(23,234)	(13,561)
Realizedloss from derivative transactions	6	(1,545)	(1,993)	(6,468)	(6,699)
Unrealized loss from derivative transactions	6	(33,471)	(1,719)	(33,471)	(1,719)
		(58,312)	(29,633)	(89,914)	(41,611)

Financial incme (expenses)		16,672	(4,778)	32,638	(1,560)

(i) The amount is stated at net effect in the statement of cash flows.

28. Income and social contribution taxes

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014

Income (loss) before income and social contribution taxes	184,869	(27,051)	190,571	(28,923)
Combined nominal rate of income and social contribution taxes - %	34%	34%	34%	34%
	(62,855)	9,197	(64,794)	9,834

Equity pickup/loss on investments	62,400	6,825	(1,481)	(240)
Management bonus	(1,789)	(1,674)	(1,789)	(1,674)
Net effect of subsidiaries whose profit is computed as a percentage of gross revenue (*)	-	-	60,123	8,345
Other permanent additions	(1,815)	(659)	(1,820)	(704)

IRPJ and CSLL in P&L for the year	(4,059)	13,689	(9,761)	15,561

Current	(576)	-	(9,344)	(2,777)
Deferred	(3,483)	13,689	(417)	18,338

	(4,059)	13,689	(9,761)	15,561
Effective rate	-2%	-51%	-5%	-54%

(*)  For some of our subsidiaries,   income tax is measured  on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified basis to calculate taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries  at a rate lower  than that applicable to taxable profit based on accounting records.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

29. Earnings (loss) per share

		Consolidated
	June 30, 2015	June 30, 2014
Profit (loss) attributed to controlling shareholders	180,810	(13,362)
Weighted average number of common shares issued	58,233	58,292
Effect from dilution - shares	26	70
Effect from dilution – anti dilutive	-	(70)
Weighted average number of common shares issued adjusted by the dilution effect	58,259	58,292
Basic earnings (loss) per share	3.10	(0.23)
Diluted earnings (loss) per share	3.10	(0.23)

a)    Basic

       Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to shareholders of the Company by the weighted average number of common shares issued during the year.

b)    Diluted

Diluted earnings are calculated by dividing the net profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the year plus the weighted average of the number of shares which would be issued upon the conversion of all the potential shares dilutable into shares.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

30. Provision for contingencies

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company's external legal advisors.

Probable risks

At June 30, 2015, the Company recorded a provision of R$3,684 (R$3,573 at June 30, 2014) in Consolidated, related to legal and administrative proceedings whose risk of loss was considered probable, as summarized below:

				Company					Consolidated
	Labor	Environmental	Tax	Civil	Total	Labor	Environmental	Tax	Civil	Total
At June 30, 2013	506	2,396	1,813	-	4,715	593	2,396	1,813	-	4,802
Additions	311	-	1,450	603	2,364	311	-	1,450	603	2,364
Monetary restatement	226	-	65	-	291	234	-	65	-	299
Reversal/payments	(554)	(2,396)	(940)	-	(3,890)	(556)	(2,396)	(940)	-	(3,892)
At June 30, 2014	489	-	2,388	603	3,480	582	-	2,388	603	3,573
Additions	185	-	2,093	-	2,278	203	-	2,093	1,240	3,536
Monetary restatement	44	-	877	-	921	67	-	877	-	944
Reversal/payments	(341)	-	(2,185)	(603)	(3,129)	(341)	-	(2,185)	(1,843)	(4,369)
At June 30, 2015	377	-	3,173	-	3,550	511	-	3,173	-	3,684

(a)    Labor risks

At June 30, 2015, the Company and its subsidiaries, supported by the opinion of its external legal advisors, recorded a provision for labor claims in the amount of R$511 to cover those filed by former employees and third parties. In most of the cases, the Company and its subsidiaries are vicariously liable for such claims, since the discussion involves possible rights between third party  companies and their former employees.

(b)  Tax suits

At June 30, 2015, the Company recorded provision for tax suits in the amount of R$ 173. The amount of R$2,979 refers especially to the alleged levy of social security taxes on payments to the Company’s foreign members of the Board, and the balance of R$194 refers to tax administrative proceedings under discussion, particularly involving the levy of ICMS on operations at Araucária Farm, State of Goiás. In March 2015 the company considered that three of the five proceedings challenged by the Goiás State Finance Office had grounds, thus opting to pay the related tax amount. The contingency set up for these cases was reversed at June 30, 2015.

( c) Civil suits

At June 30, 2015, the Company reversed the balance of provision for civil contingency in the amount of R$603 related to fine due for alleged noncompliance with a contractual obligation taken on by the Company in the rural lease agreement executed in 2012 involving Horizontina Farm. On the other hand, the Company estimated a loss on doubtful accounts in the amount of R$3.000 as set forth in Note 7.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

       In November 2013, the Purchaser filed an injunctive relief for anticipated production of evidence, in  progress at the Court of the Judicial District of Tasso Fragoso/MA, aiming at judicial approval of expert evidence determining noncompliance with the obligation taken on to open, clean and prepard the area.

      The Company deemed adequate to set up a provision for such amount due to the possibility of a legal discussion,  since the obligation to open an area, taken on  by the Company under the Contract, will possibly be challenged in courts by the Purchaser.

In March 2013, the Company is a defendant in legal  suit filed by alleged owner of birthrights on a portion of Horizontina Farm, alleging birthrights in relation to 900 hectares of the property, claiming the block of registrations 1744 and 1745. Based on the facts presented by the former owner as well as on the analysis of the suit by the external legal advisors, specialists in landholding legislation, the Company classified the contingent liability as remote loss from the beginning of the suit to September 30, 2014. Considering the cost  benefit analysis of maintaining the suit in progress, the Company opted to pay R$1,240 to the plaintiffs, R$ 1,000 of which was addressed to the plaintiffs and R$ 240 to their lawyers (Note 26). The payment prompted the plaintiff to discontinue proceedings, the contingent liability was written off and the Company recorded the payment under other operating expenses.

  Possible risks

 The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures,  and administrative tax proceedings for which no provisions were set up, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Civil (a)	8,606	12,080	13,129	12,080
Tax (b)	9,275	8,517	9,275	8,517
Labor ( c)	808	673	808	1,125
Environmental (d)	279	3,468	279	3,468
	18,968	24,738	23,491	25,190

(a)    Civil suits

At June 30, 2015, the Company and its subsidiaries are parties to civil claims in the amount of R$13,129 (R$12,080 at June 30, 2014) referring mainly to: (i) declaration of nullity of acknowledgement of debt due to the purchase and sale of rice, (ii) suspension of protest of promissory note provided as guarantee upon the acknowledgement of debt arising from purchase and sale of rice , (iii) injunctive relief for anticipated production of evidence  aiming at legal approval of expert evidence determining noncompliance with the obligation taken on to open, clean and prepare the area at Nova Horizontina farm, (iv) compensation  for pain and suffering and property damages, allegedly suffered due to a road accident occurred with an employee of a Company’s service provider in Araucária Farm, on October 29, 2011 and (v) annulment of the legal business of purchase and sale of one of the properties of Chaparral Farm, due to challenge by the seller of the validity of his representation when the property deed was drawn up; and (vi) compensation for property damages, loss of profit, pain and suffering, and esthetical damage, which led to  a request for life annuity due to the accident occurred with the employee of a Company’s service provider at Cremaq Farm.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

(b)Tax

       At June 30, 2015, the Company and its subsidiaries are parties to legal and administrative tax proceedings in the amount of R$9,275 (R$8,517 at June 30, 2014), comprising mainly lawsuits related to  (i) non-compliance statement aiming to overturn the interlocutory decision that partially approved the credit from income tax losses carry forward for the fourth quarter of 2007 and consequently not approving the Company offsets of the aforesaid credits; (ii) action filed aiming at the annulment of tax credit related to the monthly estimates of IRPJ and CSLL for January 2012; (iii) tax notice served for collection of ICMS tax credit on products exported by the Company; (iv) tax notice aiming at the collection of tax credit; (v) tax notice  aiming at the collection of ICMS tax credits, in the amount of R$209, based on the understanding that the Company did not  reverse  ICMS credits, arising from the allegedly undue bookkeeping of credits on capital expenditures, since it did not provide the CIAP book model "C", related to the period from January 1 to December 31, 2012; (vi) tax notice  for collection of ICMS tax credit, based on the understanding that the Company shipped primary products to exporters for the specific purpose of export, alleging that these products were not shipped abroad within the period of 180 (one hundred and eighty) days from the exit of the goods.

( c) Labor

       At June 30, 2015, the Company and its subsidiaries are parties to labor claims in the amount of R$ 808 (R$ 1,125 at June 30, 2014)  filed by former employees and third parties, mainly claiming indemnities and the recognition of employment relationship.

.

(d) Environmental

At June 30, 2015, the Company and its subsidiaries are parties to environmental suits in the amount of R$ 279 (R$ 3,468 at June 30, 2014), related to tax notice served for alleged noncompliance with embargo at São Pedro Farm and alleged violation of environmental license pre-requisites  of Preferência Farm.

The Company filed an annulment suit before the Federal Justice of Goiânia, State of Goiás, aiming at the annulment of tax notice for alleged degradation of permanent preservation area at São Pedro Farm. On October 15, 2013, the Company made the judicial deposit in the amount of R$3,056 corresponding to the fine applied, on November 4, 2014, the Company made a judicial deposit in the amount of R$ 1,030, corresponding to supplementary amount to the fine applied.

 In 2015, the contingency related to this process was converted into remote, due to the interlocutory decision declaring the annulment of the tax notice which resulted in the application of fine, including its unenforceability.

Judicial deposits

At June 30, 2015, the Company has judicial deposits in the total amount of R$5,811 (R$4,644 at June 30, 2014), of which R$864 related to tax suits, R$328 related to labor claims, R$112 related to civil suits and R$4,507 related to environmental suits.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

31. Commitments

a)  Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quote on the Chicago Board of Trade (“CBOT”). The price established in U.S. dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Company is subject to fines in the event of non-delivery of the committed volumes. Presently, the Company has no amount recorded related to fines, since all the contracts entered into were delivered as expected.

At June 30, 2015 commitments signed reach 17,940 tons of soybean.

Corn is sold as powder and the price is established in reais upon the sale. At June 30, 2015 commitments signed reach 14,203 tons of corn.

b)    Contracts of sugarcane supply between Brasilagro and Brenco Companhia Brasileira de Energia Renovável

In March 2008, the Company is a party to two contracts for the exclusive supply to Brenco Companhia Brasileira de Energia Renovável of the Copmany’s total production of sugarcane over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable as agreed by and between the parties). One of the contracts refers to an area of approximately 5,718 hectares at Araucária farm and the second to approximately 3,669 hectares at Alto Taquari farm. The price per ton, addressed by  these agreements, is determined based on Total Sugar Recoverable (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, less sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the domestic and foreign market, in each case.

As determined by the São Paulo Council  of Sugarcane, Sugar and Alcohol Producers (CONSECANA), for the year ended June 30, 2015, sales of sugarcane production amounted to R$52.9 million, representing 30% of total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of the sugarcane production in the long term.

Consolidated
June 30, 2015	June 30, 2014
54,396	39,406

Exclusive gross billing of sugarcane to the company Brenco Companhia Brasileira de Energia Renovável

The table above shows the amounts corresponding to 830,204 tons of sugarcane delivered in the current year up to June 30, 2015 and 570,820 tons of sugarcane delivered up to June 30, 2014. The price of sugarcane ton delivered was calculated  on Total Sugar Recoverable (ATR) assessed on the sales date. There is a future balance of sugarcane  to be delivered, the estimated quantity and amounts of which are difficult to be established considering the scenarios of fluctuating market value and crop productivity.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

c)    Lease agreement - Partnership (II)

	Consolidated
	June 30, 2015	June 30, 2014
Lease agreement	307	294

On October 11, 2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piauí. The partnership shall be effective for 11 (eleven) crop years, beginning on the date of its execution and ending by June 1, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other crops, and shall not exceed the term of the agreement.

      This partnership agreement complies with the definition of operating lease. The payment will always be in kind (soybean grains), to be deposited until June 30 of each crop year in a warehouse not farther than 100 km (one hundred kilometers) of paved road from the partnership area or not farther than 100 km of unpaved road with a cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables, namely: the productivity and the area effectively planted. According to such agreement, the minimum quantity to be paid in the long term would correspond to 539,078 bags, of which 59,898 bags of soybean in up to one year,  299,488 bags of soybean from one to five years and 179,693 bags of soybean with more than five years up to the end of the agreement .

c)    Lease agreement - Jatobá Farm

	Consolidated
	June 30, 2015	June 30, 2014
Lease revenue	2,304	-

On November 7, 2014 the Company executed a sub-lease agreement for third parties related to an area of 6,746.55 hectares owned by Jatobá farm, located in the municipality of Jaborandi,  state of Bahia. This agreement shall be effective as from the date of its execution and its termination is expected for September 30, 2015, when the mentioned area may be returned to Brasilagro or acquired by the sub-lessee, in connection with  the purchase of land option included in the agreement. The amount of R$3.2 million related to the sub-lease was received in advance. This lease agreement complies with the definition of an operating lease.

The agreement also addresses the purchase option of 2 (two) areas more owned by Jatobá farm, one of them totaling 6,984 hectares and the other 17,876 hectares.

The mentioned agreement was dissolved  on July 1, 2015.

a)    Sugarcane agricultural partnership agreement

On May 8, 2015, the Company executed three agreements with Brenco Companhia Brasileira de Energia Renovável.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

A rural subpartnership agreement was entered into to operate nine farms located in the municipalities of Alto Araguaia and Alto Taquari, in the state of Mato Grosso. The subpartnership starts on the date of execution and is to end by  March 31, 2026. The areas shall be used for plantation  of sugarcane crops and cannot exceed the duration of the agreement. This partnership contract meets the definition of operating lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável, located near the farms, during the harvesting period. The quantity to be paid during the effectiveness of the agreement shall be established in tons per hectare and varies according to the area being explored. According to this contract the quantity to be paid in the long term corresponds to 529,975 tons of sugarcane, of which 174,929 tons from one to five years and 355,046 tons for a period longer than five years up to the end of the agreement .

The second agreement deals with the regulation of rights and obligations between agricultural partners, in which Brasilagro acquired the sugarcane crops planted by Brenco Companhia Brasileira de Energia Renovável in the properties addressed by the subpartnership agreement described above. Such agreement contract meets the definition of financial lease. The payment shall be always in kind (tons of sugarcane), to be delivered at the plant owned by Brenco Companhia Brasileira de Energia Renovável during the harvest period of the product. According to this contract the quantity to be paid in the long term corresponds to 127,699 tons of sugarcane, of which 41,470 tons in up to one year and, 86,229 tons from one to five years.

	Consolidated
	June 30, 2015	June 30, 2014
Financial lease (sugarcane crop)	7,576	0

The third agreement regulates the exclusive supply to Brenco Companhia Brasileira de Energia Renovável of the total sugarcane production in the properties included in the subpartnership agreement, for  two crop cycles. One cycle shall be effective until the depletion of the already existing sugarcane crops and another cycle for the sugarcane to be planted by Brasilagro.

32. Transactions with related parties

a)    Breakdown of balances with related parties

The major asset and liability balances and those which affected P&L for the year arose from transactions between the Company and its subsidiaries, considering the related types of transactions, as follows:

	Company			Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Current assets
Accounts receivable- rentals and sharing receivable (i)	518	345	-	-
Dividends receivable (ii)	166,191	18,101	-	-
Cresud (iii)	898	723	856	723
Other (iv)	2,299	-	-	-
	169,906	19,169	856	723

Noncurrent assets
Cresca (v) (Note 4,3a)	39,060	26,068	39,060	26,068

Current liabilities – trade accounts payable
Leasing payable (vi)	4,295	11,435	-	-
Cresud (iii) (Note 4.3a)	480	218	480	218
Cresca acquisition (vii) (Note 4.3a)	-	33,019	-	33,019
Loans (viii)	-	2,261	-	-
Other (ix)	1,306	-	-	-
	6,081	46,933	480	33,237

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

	Company		Consolidated
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Income statement
Lease
Imobiliária Cremaq (vi)	(2,906)	(1,970)	-	-
Imobiliária Araucária (vi)	(2,093)	(2,286)	-	-
Imobiliária Cajueiro (vi)	(1,900)	(2,019)	-	-
Imobiliária Mogno (vi)	(1,476)	(1,587)	-	-
Imobiliária Ceibo (vi)	-	-	-	-
	(8,375)	(7,862)	-	-
Sharing
Jaborandi Ltda. (i)	19	223	-	-
Jaborandi S.A. (i)	729	37	-	-
Imobiliária Cremaq (i)	53	37	-	-
Imobiliária Engenho (i)	-	37	-	-
Imobiliária Araucária (i)	53	37	-	-
Imobiliária Mogno (i)	53	37	-	-
Imobiliária Cajueiro (i)	53	37	-	-
Imobiliária Ceibo (i)	-	31	-	-
Imobiliária Flamboyant (i)	3	37	-	-
	963	513	-	-

Cresud (vii)	(2,383)	1,194	(2,383)	1,194
Indemnity dissolution - Cremaq lease (iv)	(2,299)	-	-	-
Reversal of Cremaq Lease Agreement (x)	(8795)	-	-	-
Futures and options	(138)	(55)	(138)	(55)
	(21,027)	(6,210)	(2,521)	1,139

(i)     Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estate agencies and Jaborandi Ltda. and charges for rental and service provision agreed upon by and between the parties;

(ii)      Dividends receivable from Imobiliária Cremaq;

(iii)  Expenses and revenue related to Due Diligence of new acquisitions and implementation of the   budget  and controls system and reimbursement of general expenses;

(iv)    Indemnity receivable from Imobiliária Cremaq for breach of lease agreement due to the sale of Cremaq farm;

(v)   Accounts receivable from Cresca for assumption of financing from the company Helmir – R$34,147, maturity at 12/31/2016 restated on the foreign exchange variation (US$) and interest of 12% p.a.; and intercompany loan receivable from Cresca granted on 12/23/2013 in the amount of R$ 4,913, with interest of 12% p.a. and indefinite maturity.

(vi) Leases - The real estate agencies entered into lease agreements with the Company on the restatement assumption of the  price of soybean quoted in an active market;

(vii)   Financing fully repaid to Cresud – R$ 18,037, discounted at present value, maturing on 12/12/2014 restated  on the foreign exchange variation (US$) and interest of 7.0% p.a.; acquisition of 50% interest in joint venture payable to Cresca – R$ 10,663 discounted at present value, maturity  on 12/12/2014, restated on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(viii)  Intercompany loans between Brasilagro and Imobiliárias;

(ix)    Sale of goods to its subsidiary Jaborandi Ltda.;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

(x)     Reversal of the lease agreement of Imobiliária Cremaq with Brasilagro,

b)    Distribution of dividends with related parties

At June 30, 2015 the Company’s balance of dividends payable amounts to R$40,358, of which R$16,036 corresponds to 39.76% of interest held by its shareholder Cresud S.A.

33. Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for all employees working at the farms, (ii) insurance for vehicles and machinery, (iii) life insurance for all the employees, as well as (iv) insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover risks, if any, over its assets and/or liabilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, concluding that there is no need for other types of insurance due to low likelihood of risks.

       Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2015:

Insurance type	Coverage thousands - R$
Vehicles	1,694
Civil liability (D&O)	30,000
Civil, professional and general liability	5,000
Machinery	2,184
Fire/lightning/explosion/electrical damage (office)	600
39,478

Given their nature, the assumptions adopted are not an integral part of the audit of the financial statements. As a consequence, they were not audited by our independent auditors.

34. Subsequent events

a)    Share buyback program

In accordance with the share buyback program, the Company may buy back up to 3,491,550 outstanding common shares issued by the Company in accordance with Minutes of the Board of Directors meeting held on September 3, 2015. To the date of publication of these financial statements, total shares bought back by the Company reached 455,700 in the amount of R$5,068.

b)    Receipt of IRPJ and CSLL

On July 20, 2015, the Company and its subsidiary Jaborandi Ltda. obtained reimbursement related to accumulated credits on negative balances of IRPJ and CSLL. The amounts included in the requests were: R$1,839 for calendar years 2012 and 2013, and the amount of R$165 in Jaborandi Ltda. related to calendar year 2013.

c)    Repayment of financing

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements - Continued

June 30, 2015

(In thousands of reais, except as stated otherwise)

After the June 30, 2015 financial statements, the Company  and Jaborandi Ltda. settled the rural financing contracts for cost of crop with Banco do Nordeste – BNB (Note 18). The amount of R$23,733 related to the principal was paid on July 31, 2015, while the amount of R$2,022 related to interest was paid on August 1, 2015.

d)    Stock options

On August 7, 2015, the officers exercised the stock option for 233,689 shares in the amount of R$2,006, related to the First Program of Grant of Stock Options.

e)    Release of restricted marketable securities for the sale of Cremaq farm

On July 10, 2015, the amount of R$159,414, representing 78.16% of the balance of the blocked account related to the partial record of the registrations on behalf of the purchaser. The remaining balance shall be released through the record  of the remaining registration and of conditions precedent defined in the agreement, according to Note 1.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 18, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer